U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                FORM 10-SB
                             AMENDMENT NO. 4

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
       SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

                  INNOVATIVE TRACKING SOLUTIONS CORPORATION
                (Name of Small Business Issuer in its charter)

            Delaware                                      33-0728140
----------------------------------             -----------------------------
(State or other jurisdiction of                        I.R.S. Employer
incorporation or organization)                         Identification No.)

   23232 Peralta Drive, Suite 115
       Laguna Hills, California                           92653-1438
----------------------------------             -----------------------------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, including area code 949-454-1278
----------------------------------             -----------------------------

         Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
                                               to be so registered each class
                                               is to be registered

None                                                         N/A
----------------------------------             -----------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.001 par value
-----------------------------------------------------------------------------
                                (Title of class)









Item 1.  Description of Business

Business Development

Innovative Tracking Solutions Corporation, also known as InTracks Corporation ("the Company") was incorporated under the laws of the state of Delaware on September 4, 1996. Its principal and executive offices are located at 23232 Peralta Drive, Suite 115, Laguna Hills, California 92653-1438, telephone
(949) 454-1278. The Company is in the business of developing, manufacturing and marketing a broad range of simple and creative products that solve typical problems associated with the fast-paced nature of modern individuals and businesses. The Company chooses to launch products that are expected to generate continual profits for years to come based on the products having a "niche" in the market and, in most cases, having "proprietary" or "exclusive" market rights. The Company holds the exclusive rights to several patents as well as additional pending patents for products which have broad ranges of applications from consumer to healthcare devices. The Company launched its first product into small test markets in November of 1997.

The Company's initial operations included the further development and manufacture of the Smart Kitchen(tm) patented food storage tracking system invented by the Company founders and licensed exclusively to the Company. Based on the then current financial condition of the Company and the cost to launch this product into the consumer marketplace, the Company decided to postpone the launch in favor of the development and launch of an additional product, the Private Practice(tm) Vibration Reminder Disk, which the Company felt held greater market potential and lower manufacturing and marketing costs. The Company secured exclusive marketing rights to the product and launched it into test markets in November of 1997.

The Company Research & Development Division's continuing goal is to develop proprietary product concepts within its healthcare and consumer divisions and strategically market these products both domestically and internationally. The Company believes that by diversifying its holdings into multiple product lines and applications, it will reduce the risk that can be associated with one-product companies and increase its profit potential. The Company also seeks to acquire exclusive marketing rights to products developed outside the Company.

The Company is still in the development stage of many of its products and therefore has generated minimal revenues to date. The Company's initial launch of its first version of Private Practice into test markets in November of 1997 was through a short-form infomercial to the consumer market. This small media test did not generate sufficient results to warrant and full scale rollout of the product to the consumer market. Therefore, the company continued development of the healthcare versions of the Private Practice(tm) product and introduced its first healthcare version in June, 1998 at an industry trade show and officially launched the product in November, 1998 at one of the largest healthcare device trade shows in the country (MedTrade).

In March 1998, a market maker filed a 15c2-11 statement with the NASD and the company's stock was cleared to trade on the NASDAQ OTC Bulletin Board
(Symbol: IVTX) on April 21, 1998. The OTC Bulletin Board is maintained by the National Association of Securities Dealers (NASD).




Business of the Issuer

General

The Company develops, manufacturers and markets unique and proprietary products that have broad applications in several markets. The Company has three main divisions: Healthcare Products, Consumer Products, and Research & Development (New Products). The Company's first product in the Healthcare division was launched into test markets in November of 1997 and into the healthcare industry in June of 1998. Within its Consumer Product division, the Company intends to launch its first product in 1999. Within its Research & Development division, the Company intends to begin the development of additional proprietary product concepts and also evaluate additional product concepts developed outside the Company.

Products

The Private Practice(tm) Vibration Reminder Disk

The first product launched within the Company's Healthcare division is the patented Private Practice(tm) Vibration Reminder Disk System. The product has countless applications in the healthcare field in prompting patients to perform their prescribed therapies which usually consist of rehabilitation exercises or taking medications. The product also has applications in "ergonomics" in helping to prevent "Repetitive Motion Injury" by prompting workers to take several 30-second "Microbreaks" throughout the day to perform specific conditioning exercises. It also has applications in consumer fitness and health by prompting mini sessions of isometric exercises frequently throughout the day along with an eating pace mode that helps to slow one's eating speed.

The Company holds the exclusive rights to an existing patent on the Private Practice(tm) product (patent expires August 24, 2007) with exclusive rights to an additional patent approved on April 28, 1998 by the United States Patent and Trademark Office (patent will expire on August 8, 2017) and exclusive rights to a third patent currently pending on the product and to any and all extensions or improvements on the product that become patented. The Company also holds exclusive rights to the use of the name, Private Practice(tm) and the name Pouch-Patch(r) (registration filed and is currently pending for Private Practice(tm) and registration issued for Pouch-Patch(r) on 12/8/98). Trademark registrations remain in force for ten years from their date of issue or expiration, and may be renewed for periods of ten years from the expiring period unless previously cancelled or surrendered. (See Exhibit 10.3 for details of Licensing Agreement.)

Worn on the body, the Private Practice(tm) Vibration Reminder Disk automatically, consistently and silently vibrates at specific intervals throughout the day to remind the wearer to stop and perform a specific task from taking medications to performing rehabilitation exercises frequently throughout the day at home, work or wherever they may be. With patient compliance to treatment plans being one of the biggest problems facing the healthcare professional today, there is a tremendous need for practical and affordable solutions to improving patient outcomes. The Company's low-cost vibration disk that can be worn conveniently anywhere on the body provides a "private" and "physical" reminder that can be more effective than the few audible or visual reminders currently available for use.


The Private Practice(tm) Vibration Reminder Disk was designed to be easy to use and has a simple one-button operation. It is small (approx. 1 3/4 in diameter) and thin (3/4 inch thick) and can be worn practically anywhere on the body undetectable in several ways: inside a specially designed skin Pouch-Patch(tm), clipped under the clothing, simply placed in a pocket or worn on the wrist with the specially designed wrist strap (all included with the product). It also has a "postpone feature" which acts like a "snooze button" on an alarm clock for those times when the patient may not be near their medication when the vibration reminder occurs.

The product is proprietary and unique and currently has over 50 applications or uses in the healthcare field from prompting Kegel therapy exercises throughout the day to help reduce incontinence problems to prompting bedridden or wheelchair-mobile patients to reposition and "unweight" frequently to help prevent pressure ulcers (sores). Since launching the Private Practice(tm) Vibration Reminder Disk into the healthcare industry, the Company has developed seven versions of the product to address the specific reminder interval needs of several health problems; (1) Physical Therapy/General Rehab Version, (2) Medications Reminder Version, (3)Pressure Ulcer Prevention Version
(4)Casting/Bracing/Immobilization Version, (5) Kegel Therapy/Incontinence Version (6) Ergonomic/Injury Prevention Version and (7) Fitness Version.
Each version comes pre-set with five relative and specific reminder intervals and vibration sequences and includes specific information and recommendations relative to the needs of the particular application.

The Company extends the product into several healthcare settings through specific protocols developed by industry experts hired by the Company. These well-known experts in the fields of incontinence, wound care (pressure ulcer prevention) and work injury prevention are currently developing specific protocols for the vibration disk for these health issues. The protocols include patient educational brochures and videos along with specific guidelines for the healthcare staff in implementing the Private Practice(tm) system.

Patient non-compliance to therapy or treatment regimens can result in health complications and/or the need for extended treatments. According to national studies, non-compliance to medications costs the U.S. population over $100 billion per year and results in as many as 125,000 deaths. The Company's goal is improve patient compliance and consequently patient outcomes with the Private Practice(tm) Vibration Reminder Disk. The Company is offering a simple and low-cost solution that has a multitude of applications for a magnitude of healthcare problems.

With the recent "cut-backs" in Medicare and the Prospective Payment System, "patient outcomes" and "preventative healthcare" are among the most significant issues for third party payors (insurance companies). A new Medicare prospective payment system, created by the Balanced Budget Act of 1997, will have a profound effect upon the nation's healthcare institutions. Health care institutions and providers are assuming more financial risk for appropriate product utilization, patient compliance and outcomes management. The low cost Private Practice Vibration Reminder Disk is designed to follow patients from the hospital setting, to the skilled nursing facility setting, or on to the home care setting, stepping down the cost of care while maintaining patient compliance to prescribed treatments. Improved patient outcomes in lower cost health care settings is what healthcare payors are demanding.

There are over 7,000 hospitals, 15,000 skilled nursing facilities and 15,000 home health agencies in the United States facing reimbursement cut-backs. Furthermore, there are over 15,000 Home Medical Equipment (HME) dealers throughout the United States searching for retail business to augment their dependence on Medicare and MediCaid billing. The Healthcare Product division of the Company is determined to capture a large share of this market, by providing a low cost solution for healthcare delivery. Based on successful case studies already submitted to the Company from clinicians using the Private Practice(tm) Vibration Reminder Disk with their patients, the Company feels their low-cost and easy-to-use Private Practice(tm) Vibration Reminder Disk will have substantial impact in the healthcare industry in improving patient outcomes and assisting preventive healthcare.

The Company's focus is on high-application markets such as physical therapy and rehabilitation, incontinence treatments, pharmacy services, AIDS treatment centers, diabetes centers, respiratory therapy departments, wound care prevention, for every healthcare setting; and wherever a patient or caregiver needs a reminder to take or provide a medication or to perform a therapy.

The Company has identified insurance reimbursement for the Private
Practice(tm) Vibration Reminder Disk through certain existing Medicare and CPT (Current Procedure Technology) codes. The Company has received recent notification from a practitioner who prescribed the product for a patient that it was successfully approved for reimbursement by the patient's insurance carrier. Reimbursement from a patient's insurance company to the doctor, therapist or to the patient is approved on a case by case basis and dependent upon several factors. Reimbursement using these codes can sometimes take a longer time for completion and can be disapproved in some patient cases. The ideal reimbursement situation is for the product to have it's own Medicare (HCPCS) code. The Company is working to establish the product's own code which would allow its cost to be reimbursed more often and more quickly. If successful in acquiring this code, the proliferation of this product could be enhanced in this industry. The product can be assigned its own code by virtue of it being billed often and frequently by the medical practitioners under the existing codes. The Company continues to provide information to clinicians regarding possible reimbursement and encourages them to bill the product as often as possible. The product can also be assigned it's own code through the submission of clinical trials and substantiation through regional DMERCS offices. The Company has already completed the design of a study protocol for the casting/bracing/immobilization application of the product and is currently submitting the study to select hospitals for approval. Once the clinical trial is completed, and if the trial is successful in providing substantiation that the product is effective in use, the Company will submit this information to regional DMERC offices to attempt receiving a single code for the product.

The Company has also identified opportunities for clinicians to enhance their practice with the use of the Private Practice(tm) Vibration Reminder Disk when the product is reimbursed by insurance or sold to the patient. The additional time the clinician spends training the patient with the product (or diagnosing the need for the product) is billable under the adjunct therapy treatment (CPT) codes. This additional reimbursement generates new revenue as a result of prescribing the product. If the product is not reimbursed by medical insurance, it remains affordable for the patient or the professional providing the care. The suggested retail price of the Private Practice(tm) Vibration Reminder Disk at the home health dealer is $29.95 with a clinician or professional price of $24.95. The product is made of high quality materials and to be extremely reliable having an expected battery life of approximately one year. The Company is currently working on a lower-cost and more temporary or disposable version of the device that would be more feasible for the pharmaceutical manufacturer to include free with each and every prescription The device would serve to increase compliance to a patient's medication schedule, therefore benefiting the patient's health and outcome.

According to medical studies that measure compliance to prescription medications, approximately only 33% of patients take their medications properly and timely. Even patients facing serious health problems such as heart problems or cancer have difficulty complying with the prescription regimen with only 22% and 27% respectively complying to their medications schedule. For pharmaceutical manufacturers, missed doses result in delayed refills of the prescribed medication and consequently lost revenue amounting to billions of dollars. Therefore, improved compliance would result in more on-time refills and consequently increased revenue for pharmaceutical manufacturers.

The Private Practice(tm) Vibration Reminder Disk also has applications in "injury prevention" and "ergonomics" in helping to prevent "Repetitive Motion Injury" and other potential injuries in the work environment. According to industry sources, Repetitive Motion Injury (RMI) cases have increased 13-fold in the past decade and now account for nearly $20 billion in workers' compensation costs annually and an estimated $100 billion in lost productivity and turnover. The average treatment and disability costs for one injured worker are approximately $45,000.3 Pending regulations from OSHA (Occupational Health and Safety Administration) and state legislature will mean more businesses, even small ones, will have to take steps to evaluate work sites, provide training and "control exposures" believed to cause RMI. The Company has recently begun marketing an "ergonomic" version of the disk that silently prompts workers to take several 30-second "Microbreaks" throughout the day to perform specific conditioning exercises with respect to proper body mechanics, or to perform safety checks. These exercises help reduce risks to repetitive motion injury and help to energize the body, relieve stress, and increase productivity.

The Private Practice(tm) Vibration Reminder Disk also has applications in consumer health and fitness and is used as a prompt to perform mini sessions of isometric exercise throughout the day or to promote one's health by being prompted to drink water consistently, among other applications.

Sources and Availability of Materials and Production

The components for two of the Company's products are purchased from various third party vendors. The major components of these products include printed circuit boards, injection molded housings, liquid crystal displays, micro-motors as well as other minor electronic components. The Printed circuit boards, housings and all electronic components are sent to job shop assembly firms that provide wave soldering, hand soldering and final product assembly. Physical, electronic and initial quality inspection is performed at the assembly shop prior to final inspection by the Company.

The company is not dependent upon any of theses vendors for any source materials as the printed circuit boards as well as the other electronic components are readily available from other sources.

Names of principal suppliers and vendors

      Component/Service         Suppliers

      Plastic Housing           Slaney McConnell Company,
                                Plastotech, Bopla Industries
      Electronic Components     Bell Industries, ITT Switch, Sony, Rancho
                                Electronics, Aegis Electronic Group,
                                Microchip, Digikey
      Printed Circuit Boards    Printed Circuit Master, Circuit Technology
      Motors                    Copal Electronics, TMI/Source Engineering
      Assembly                  Semi-Kinetics, Circuit Technology
      Liquid Crystal Displays   Tricom International
      Key pads                  Membrane Switch & Panel


Competition

With respect to vibration "reminder" devices in general, the Company is aware of only one other device on the market that is somewhat similar to the Private Practice(tm) Vibration Reminder Disk. It is called the Motivator(tm) and it is worn on the belt similar to a pager. It does not come pre-programmed with pre-set intervals for a specific purpose or task and cannot be worn anywhere on the body. It retails for approximately $90 making it much more expensive than the Private Practice(tm) Vibration Reminder Disk.

With respect to compliance to medication schedules, there are currently other types of reminder aids available; most are audible. Most of these devices are ineffective, complicated or expensive. Many are in the form of pill cases that have to be set to specific times and that beep when it is time to take a medication. Although these are fairly inexpensive, there are several disadvantages to these types of devices that make them ineffective in improving compliance. First, if the patient is not within "ear shot" of the beeping case, the reminder is lost. Furthermore, most people are bombarded with audible and visual stimuli all day long and as a result, tend to not notice the beeping type reminder, tune it out or simply ignore it, usually unintentionally. lastly, the devices can tend to be too complicated for the elderly patient to set. There are also watches that beep or vibrate that can be used to provide a reminder. However, most cannot be set for specific and separate intervals within a given day (other than once per hour) and usually have to be set again every day. They too, can be quite complicated for an elderly patient to operate. There are also paging services that will page a patient several times throughout the day to let them know it is time to take a medication. Not only does the patient have to purchase and wear a bulky pager, but they also have to pay for the ongoing paging service. The Private Practice(tm) Vibration Reminder Disk is simple, affordable and can be worn undetectable anywhere on the body. It provides a "private" and "physical" reminder to help assure that patients remember to take their medications on time.

With respect to "ergonomics" or "injury prevention", the Company is aware of only one other type of reminder system for prompting exercises at the workstation; software programs. There are several software programs designed to "pop up" on the screen at predetermined times to prompt the worker to stop and exercise. However, these programs have inherent problems that make them less practical for businesses; many programs that lock up the keyboard interrupt the work flow and frustrate the worker and many programs will "freeze up" other computers attached to a network and cause other network problems. Furthermore, these programs provide only a visual or audible reminder that can be easily "tuned-out" by the worker.

Marketing

The Company is currently marketing the Private Practice(tm) Vibration
Reminder Disk through industry trade magazines, conventions and trade shows and through its recently formed independent manufacturer's representative network. The Company has contracted exclusive territories in the U.S. to certain experienced members of the Health Industry Representative Association for sale of the product to clinicians and home health dealers across the country. These representatives provide an existing infrastructure which allows the product to gain immediate and broad exposure. The Company has also achieved distribution through several national medical and healthcare specialty catalogs with the product being featured in fourth quarter, 1998 issues. As the Company expands it distribution network, it is also currently considering requests for exclusive distribution in Japan and Taiwan from certain well-known international distributors as well as private labeling of the product with certain national healthcare product manufacturers in the U.S.

The Company is currently marketing the ergonomic application of the product to key ergonomic consultants, distributors, independent sales reps and potential strategic alliance firms to more quickly tap the market for the product by using the existing marketing infrastructures in the ergonomic industry. The Company is also investigating and pursuing the potential of insurance companies offering discounted workers' compensation insurance rates to companies that have instituted the Private Practice(tm) 30-second Microbreak( in the workplace (similar to how consumers receive a discount on their homeowner's insurance if they have a fire extinguisher in their home). The potential of the product in preventing RMI could mean that insurance companies could benefit from a reduced number of actual injury claims relative to RMI. If such a discount were offered, the proliferation of this product could be enhanced in this market.

The Smart Kitchen(tm) Food Tracking System.

The Company's Consumer Product division intends to launch the Company's second innovative new product called the Smart Kitchen(tm) Food Tracking System in 1999. Smart Kitchen(tm) is a patented electronic food inventory and timing device that attaches magnetically to the front of a consumer's refrigerator and helps them keep track of their leftover and perishable foods. The device contains a databank of the most commonly stored food items stored in the kitchen along with their estimated storage lifetimes. The consumer simply enters the names of their perishable and leftover food items as they store them and the device provides a warning before each food item can potentially spoil. This product was originally named the Leftover Lifeguard(r), but was changed, based on focus-group research and the expansion of the device to track perishables stored in the freezer and pantry, to the Smart Kitchen(tm) Food Tracking System. The product will retail for approximately $50.

The Company holds the exclusive rights to three patents on the Smart Kitchen product with exclusive rights to any and all extensions or improvements on the product that become patented. The three patents expire on July 28, 2013, May 5, 2014 and January 26, 2016. The Company also holds exclusive rights to use the names Leftover Lifeguard(r) (registered on 1/16/96) and Smart Kitchen(tm), Pocket Kitchen(tm) and Sharp Kitchen(tm) (registrations pending). Trademark registrations remain in force for ten years from their date of issue or expiration, and may be renewed for periods of ten years from the expiring period unless previously cancelled or surrendered. (See Exhibit 10.5 for details of Licensing Agreement.)

The USDA announced on July 1, 1997 that Americans waste over 96 billion pounds of edible food per year and that the vast majority of the waste came from consumers who threw away uneaten produce, forgot foods in the back of their refrigerators or discarded foods possibly too soon because they had trouble interpreting package-dating information. According to research from the University of Arizona, the average American wastes approximately 15% of the food they buy, throwing away enough leftovers and perishables every year to feed all of Canada. This figure translates to approximately $750 per year for the average household being wasted on forgotten and spoiled food. A 1987 study by the University of Oregon, which examined the reasons that households discard food, suggests that consumer education may play an important role in reducing consumer food loss. The Smart Kitchen( automatically helps to educate consumers by the nature of its functions. It helps consumers organize their kitchen, saves them time and money, helps them determine food safety, warns them before food might spoil and helps them build their weekly shopping list, too.

The Company has completed all research and development and in-home usage testing of the product. The Company has also developed an accompanying handbook that teaches the consumer many important facts and offers helpful hints relative to food storage and safety. The Company retained a leading expert in food storage to author the handbook. The Company has built 500 units using an existing off-the-shelf plastic housing for the product's initial launch. The Company intends to mold a new housing for the product for subsequent inventory and sale.

Marketing

General Electric is currently reviewing the Smart Kitchen(tm) product with interest in licensing the exclusive rights to the patents licensed to the Company on the product. These patents also protect the right to incorporate the utility of the Smart Kitchen(tm) device as a built-in feature to a refrigerator. If a licensing arrangement is secured, all marketing and possibly manufacturing as well, will be handled by General Electric and the Company will receive a royalty on sales. If a licensing arrangement is not achieved, the Company intends to market the Smart Kitchen(tm) through the existing infrastructure of in-home sales provided by appliance service technicians and then through the retail market.

Competition

The Company is unaware of any other product on the market that automatically tracks food storage and lifetimes for multiple items stored in the kitchen.

Nite Note(r)

The Company's Consumer Product division has recently begun distributing a product called Nite Note(r) manufactured by Nite Note of Irvine, California on a non-exclusive basis. Nite Note(r) is a silent easy way to note night-time thoughts. The hand-held memo pad conveniently holds a pen and a writing pad. Nite Note(r) features the pressurized Fisher Space(r) pen used by U.S. astronauts because it writes at any angle, even upside-down. Nite Note(r) "lights up" when the pen is removed and "lights off" when the pen is replaced. The Company has distributed the product through QVC home shopping channel and is marketing it to other potential retailers.

Employees

As of the date of this registration statement, the Company employs 3 people on a full-time basis and retains the services of as many as 10 industry professionals or experts on an Independent Contractor basis.



Item 2.  Management's Discussion and Analysis or Plan of Operations

Plan of Operations

The Company is engaged in the business of product development, manufacturing, marketing and sale of new innovative products in both the consumer product and healthcare industries.

The Company has financed its activities to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

The Company's plan of operations over the next 12 months includes the full scale industry roll-out of the physical therapy version of the Private Practice(tm) product and 3 comprehensive product programs; Pressure Ulcer Prevention, Incontinence and Ergonomics/Injury Prevention to the healthcare provider industry. The Company intends to offer private label marketing or co-distribution opportunities to the pharmaceutical industry for the medication version of the Private Practice(tm) product in order to avoid the high cost of marketing directly to consumers for this version.

The company will continue to secure services from healthcare industry experts to gain additional product and program development through payment of the company's common stock as it has in the past. Offering equity to these individuals helps to foster better performance and quality of work along helping to create additional avenues for creating exposure for the products within the expert's industry and peer group. The Company will also continue to market the product through its network of independent manufacturer's representatives and other joint distribution opportunities with existing healthcare product manufacturers in order to reduce its costs for sales and marketing personnel. The Company will need to increase its internal staff for day to day operations and management by four to six people.

In order to improve the longevity of the Private Practice(tm) disk and to help secure greater sales of the ergonomic version from large entities such as corporations or state governments, the Company will need to secure the production a new mold for the vibration reminder disk housing that incorporates a battery compartment. Although the current device has an estimated battery life of one year and a low enough initial cost to the end-user to warrant throwing it away after the battery has been exhausted, an entity purchasing a large volume of these disks for their employees will in many cases prefer a changeable battery compartment to avoid the cost of purchasing disks every year. The cost for this mold is estimated to be $30,000. The company does not anticipate any additional capital commitments over the next 12 months.

Year 2000 Compliance

With respect to Year 2000 compliance, the Company manufactures two products that contain microprocessors. The source code for the microprocessors has been written so that it is not dependent on dates but instead functions on a 24-hour internal timing routine. To this extent, all products currently being manufactured by the Company are Year 2000 compliant.

The Company has performed an audit of all its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution, transfer agent, and all third party suppliers and contractors used for manufacturing and production of the Company's products and services that they are Year 2000 compliant.


Forward Looking Statements

This registration statement contains forward-looking statements. The company's expectation of results and other forward-looking statements contained in this registration statement, involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts, timing of product introductions; and the pace and success of product research and development. These and other factors may cause expectations to differ.



Item 3.  Description of Property

The Company's executive offices are located in Laguna Hills, California, and consist of approximately 1,700 square feet which the Company rents on a month to month basis for monthly rent of $1,904.

The Company holds the exclusive rights to several patents and trademarks on the products its developing. The Company's licensor holds U.S. Utility Patent No.s 5,335,509; 5,487,276 5,711,160; on Smart Kitchen(tm), formerly known as
the Leftover Lifeguard(r).   Smart Kitchen(tm) is pending a U.S. registered
trademark, Serial No.75291283, and the Leftover Lifeguard(r) is a U.S. registered trademark, Reg. No. 1,947,954. The Company holds the exclusive manufacturing and marketing rights to an Assignment of U.S. Utility Patent
No. 4,801,921 and to pending application No. 08/907,440 and co-pending application No. 08/907,440 for the Private Practice(tm) Vibration Reminder Disk, which is pending U.S. trademark registration, Serial No. 75247416. The Company also holds the exclusive rights to any and all improvements and extensions of these products and their patents. See Exhibits 10.3 to 10.6, Licensing Agreements, Schedule A & B: Patents and Trademarks, for further information.



Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of the end of fiscal year, 1998 by
(i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and
(iii) all directors and executive officers as a group.


Name and Address                          Number       Percentage
----------------                        of Shares        Owned
                                        ---------      ----------

Dianna Cleveland (1)(3)                 1,560,000         46.1%
Lee A. Namisniak (1)(4)                   873,500         25.8%
Lou Weiss (1)                             191,500          5.7%
Scott Postle (1)                           18,000           (2)

Officers and Directors as a group       2,643,000         78.1%

(1)  Address is 23232 Peralta Drive, Suite 115, Laguna Hills, California,
92653.

(2)  Less than 1%

(3) Does not include options granted to Dianna Cleveland to purchase 250,000 shares of stock subject to the terms of her employment agreement. See
Exhibit 10.1.)

(4) Does not include options granted to Lee A. Namisniak to purchase 200,000 shares of stock subject to the terms of his employment agreement. (See
Exhibit 10.2.)



Item 5. Directors, Executive Officers, Promoters and Control Persons.

The Executive Officers and Directors of the Company, and their agents, are as follows:


        Name                      Age      Position

        Dianna Cleveland          39       President, Chief Executive Officer
                                             and Director

        Lee A. Namisniak          44       Executive Vice President,
                                           Chief Financial Officer,
                                           Chief Operating Officer and
                                           Director

        Lou Weiss                 51       Director

        Scott Postle              49       Vice President




     Dianna Cleveland.    Ms. Cleveland, founder of the Company, has
served as President, CEO and Director of the Company since its inception. She is also the inventor or co-inventor of most all the products being marketed or to be marketed by the Company. She is an award-winning professional and has more than 16 years experience in the field of marketing; four years in product development, five years with advertising agencies, and seven years in sales. Since 1993, Ms. Cleveland has worked extensively in product development bringing two product concepts to fruition. From 1986 through 1993, Ms. Cleveland was a District Sales Manager for Franklin Life Insurance Company where she was recognized as "Regional Woman of the Year" and earned several honor club awards. From 1984 through 1986, she served as Account Executive on the Domino's Pizza account at both their national and regional advertising agencies, Group 243, Inc. and Davidoff & Partners. From 1982 through 1984, she served as Senior Media Planner on the Xerox account at Needham, Harper & Steers Advertising Agency in New York (now known as DDB Needham Worldwide). Ms. Cleveland holds a B.S. in Business Administration with a concentration in Marketing from Colorado State University where she graduated in 1982.

     Lee A. Namisniak.    Mr. Namisniak, co-founder of the Company, has
served as Chief Financial and Operating Officer and Director of the Company since May, 1997. He is the co-inventor of several of the products being marketed or to be marketed by the Company. He is also the spouse of Dianna Cleveland. For the past 15 years, Mr. Namisniak has specialized in competitive bid estimating, project management and value engineering (cost evaluation studies) in commercial contracting for both regional and national well-known firms. He helped to mainstream bid estimating functions for the Denver field office of J.S. Alberici (St. Louis) and headed up the California field office for DSP Constructors (Denver). He managed projects for additional commercial contractors working in markets from hospital to bio-pharmaceutical manufacturing/processing for projects up to $70 million. For the period from November 1990 to October 1994 Mr. Namisniak served as a project estimator for the Paramount, California based Macco Constructors (now ARB, Inc). After leaving ARB, Inc. he served in the capacity of Senior Project Estimator for two Southern California commercial contracting firms, Kitchell Contractors, Inc and C. W. Driver Contractors from October 1994 to December 1995 and December 1995 to May 1997 respectively. As a Senior Estimator Mr. Namisniak was responsible for competitive bid teams as well as conceptual estimating for projects from development stage through construction startup with responsibility for proposal preparation, subcontractor coordination, value management studies and contract preparation. He majored in Civil Engineering with a second major in Economics at Colorado State University.

     Lou Weiss.    Mr. Weiss has served as a director of the
company since its inception and is a veteran and highly regarded marketing consultant, strategist and marketing research specialist. For over 25 years, Mr. Weiss has been instrumental in highly successful campaigns for many Fortune 500 companies as well as an exciting array of smaller aggressive organizations. His marketing analysis and recommendations have led to many textbook case marketing breakthroughs, including the introduction of Apple Computer's Macintosh, the introduction of Mitsubishi into the US market with cars/trucks and big screen TVs, the introduction of Howard Murad's cosmetic line, and countless other successes. In 1980, Mr. Weiss founded American Marketing Services (AMS) which was widely regarded as the highest quality by Satchi and Satchi in 1988, the international advertising and marketing organization. Following the acquisition, Mr. Weiss served as Senior Vice President and Director of Western Operations until 1990. In 1991, after a one year "non compete" sabbatical, Mr. Weiss founded Solutions & Insights, Inc., a strategic marketing consulting organization and still serves as its president and sole employee today. Mr. Weiss holds a B.S. in Psychology from Brooklyn College and completed his studies for an MBA in Marketing from Baruch College.

     Scott L. Postle.    Mr. Postle, joined the Company in July of
1998 as Vice President of Business Development of the Healthcare Division and is a 29-year veteran in the medical and healthcare industry. Having introduced several new innovative technologies into the healthcare market, his specialty is healthcare delivery and payment policy. Most recently, Postle established a national distribution network of wound care suppliers representing a new therapy system to treat patients with pressure ulcers. Annual revenues from sales and rentals of this product are in excess of $40 million within three years, and expected to rapidly increase under the health industry's new prospective payment system. Prior to this, he served in various senior management positions at several successful start-up companies including:
Director of Business Development at Lumex Medical Products (Bayshore, NY) from 1993-1995; designed, developed and manufactured AkroTech 4000 Air Therapy System from 1990-1996; and served on the Health Industry Manufacturers Association (HIMA) advisory panel for healthcare delivery and payment, in Washington D.C. from 1994-1995. From 1996-1997 Mr. Postle founded DermaNet, Inc. in Anaheim, CA, a healthcare delivery consulting business and form 1997-1998 worked with Gaymar Industries (Buffalo, NY) in a joint venture to develop Infinity Air Therapy Systems. Mr. Postle holds a bachelor's degree from
California State University at Los Angeles and several professional licenses and certificates in healthcare.

Each director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the Bylaws of the Company.


Item 6.  Executive Compensation

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 1998, 1997 and 1996.



Annual Compensation
-------------------

Name and Position        Year      Salary     Bonus     Other   Restricted
                                              Annual    Comp      Stock
                                                                  Awards

Dianna L. Cleveland      1998       3,125      -0-       -0-    260,000 shares
President/CEO            1997       -0-        -0-       -0-      -0-
(1) (2) (5) (6)          1996       -0-        -0-       -0-      -0-

Lee A. Namisniak         1998       2,708      -0-       -0-    228,000 shares
Chief Financial/         1997       -0-        -0-       -0-      -0-
Operating Officer        1996       -0-        -0-       -0-      -0-
(1)(3)(5)(6)


Lou Weiss                1998       -0-        -0-       -0-
Director                 1997       -0-        -0-       -0-     71,000 shares
(4)(6)                   1996       -0-        -0-       -0-     91,500 shares





(1) Between September, 1996 and June, 1997, Dianna L. Cleveland and Lee A. Namisniak advanced loans totaling $113,451 (Paid in Capital) to the Company's operating budget in the form of cash and in the form of payment of Company's expenses. From June 1997, to end of the fiscal year 1997, Ms. Cleveland and Mr. Namisniak received reimbursements against said Paid-In-Capital in cash or expenses totaling $52,866. From January 1998 to end of the fiscal year 1998, Ms. Cleveland and Mr. Namisniak received additional reimbursements against said Paid-In-Capital in cash or expenses totaling $60,585. Salaries earned in 1998 totaled $5,833. During 1998, Ms. Cleveland and Mr. Namisniak received loans from the Company totaling $22,500 and $19,452 respectively.

(2) Ms. Cleveland holds a five-year employment agreement with the company that expires on July 15, 2002. Ms. Cleveland began accruing a salary at the rate of $75,000 per annum on July 15, 1997. Due to the fact that the Company did not pay any salary to Ms. Cleveland for the first year of her contract and subject to the terms of her employment agreement (referenced herein in Exhibit 10.1), on July 15, 1998, Ms. Cleveland was awarded 260,000 shares of restricted Common Stock in the Company. On July 15, 1998, one year from the effective date of her employment agreement with the Company, Ms. Cleveland began accruing a salary at the rate of $125,000 per annum. Pursuant to her employment agreement with the Company, in the event of termination within five years after a change of control, Ms. Cleveland will receive benefits that include a lump sum payment equal to five times her annual salary and bonus, immediate vesting of all options and restricted stock, and continuation of other benefits for five years following termination.

(3) Mr. Namisniak holds a five-year employment agreement with the company that expires on July 15, 2002. Mr. Namisniak began accruing a salary at the rate of $60,000 per annum on July 15, 1997. Due to the fact that the Company did not pay any salary to Mr. Namisniak for the first year of his contract and subject to the terms of his employment agreement (referenced herein in Exhibit 10.2), on July 15, 1998, Mr. Namisniak was awarded 208,000 shares of restricted Common Stock in the Company. Also on July 15, 1998, Mr. Namisniak was promoted to and "Executive" level and was awarded 20,000 shares of restricted Common Stock in the Company. On July 15, 1998, one year from the effective date of his employment agreement with the Company, Mr. Namisniak began accruing a salary at the rate of $100,000 per annum.
See Exhibit 10.2. Pursuant to his employment agreement with the Company, in the event of termination within five years after a change of control, Mr. Namisniak will receive benefits that include a lump sum payment equal to five times his annual salary and bonus, immediate vesting of all options and restricted stock, and continuation of other benefits for five years following termination.

(4) The Company does not pay Mr. Weiss a salary of any kind. Mr. Weiss has acted in a consulting capacity prior to and from the inception of the Company and has been awarded 162,500 shares of Common Stock in the Company as compensation for consulting services.

(5)   Pursuant to their employment agreements, Ms. Cleveland and Mr.
Namisniak shall be paid a cash bonus up to one hundred percent (100%) of Executive's base salary for each calendar year from January 1, 1999 and ending December 31, 2002, that the Company earns a Net Profit (as defined below) of one million dollars ($1,000,000) within that respective calendar year. As used herein, the term "Net Profit" shall mean the gross revenue generated from all products and services sold by the Company, less all related costs and overhead, such costs to include all costs including, but not limited to, pay-outs to subscribers, insurance, labor (including wages and salaries of officers, directors, Executives, independent contractors), equipment costs, technical fees and training costs. Bonuses shall be equal to Executive's current annual salary to the extent that it is economically feasible for the Company at the time bonuses are earned. If not economically feasible, bonuses shall be paid at an amount that is economically feasible for the Company.

(6) The Company has not provided any compensation to its directors for their services as directors of the Company nor does it have any arrangement for which compensation is to be paid to any members who sit on the Board of Directors.



Option/SAR Grants in Last Fiscal Year

Individual Grants

                    Number of         % of Total
                    Securities       Options/SARs
                    Underlying        Granted to      Exercise or
                    Options/SARs       Employees       Base Price    Expiration
Name                Granted (#)      in Fiscal Year      ($/Sh)         Date


Dianna Cleveland     250,000              56%            $.50     July 15, 2002
   President/CEO

Lee Namisniak        200,000              44%            $.50     July 15, 2002
   V.P./COO/CFO



Aggregated Option/SAR Exercises in Last Fiscal Year
And FY-End Option/SAR Values

                                                    Number of
                                                    Securities       Value of
                                                    Underlying      Unexercised
                                                    Unexercised    In-the-Money
                                                   Options/SARs    Options/SARs
                      Shares           Value        at FY-End (#)  at FY-End($)
                     Acquired on      Realized      Exercisable/   Exercisable/
Name                  Exercise (#)       ($)       Unexercisable  Unexercisable


Dianna Cleveland         -0-              -0-          250,000/0   $280,000/0
  President/CEO

Lee Namisniak            -0-              -0-          200,000/0   $224,000/0
  V.P./COO/CFO



Item 7.  Certain Relationships and Related Transactions.

In March of 1997, Mr. Weiss purchased 25,000 shares of Common Stock of the Company for $20,000. In October of 1997, Mr. Weiss advanced a loan of
$15,000 to the Company's operating budget for general working capital. This advance accrued interest at the rate of eight percent (8%) per annum. On June 3, 1998, the Company repaid Mr. Weiss the $15,000 principal and Mr. Weiss agreed to accept 4,000 shares of Common Stock of the Company in lieu of the interest accrued.

On February 1, 1997 and on August 9, 1997, the Company entered into licensing agreements with patent holders, Dianna Cleveland and Lee Namisniak, who are also directors of the Company, for exclusive manufacture and marketing of the Private Practice(tm) Vibration Reminder Disk and the Smart Kitchen products. These licensing agreements stipulate that an 8% royalty on the dollar revenue derived from the licensed products manufactured and sold shall be paid to the patent holders and similarly a 1% royalty to be paid upon the same terms for all trademarks licensed to the Company. These agreements also stipulate that upon such time as it becomes economically feasible for the company that the patent holders be paid a lump sum advance of future royalties in the amount of $75,000. In August, 1998, Mr. Namisniak and Ms. Cleveland were awarded 250,000 shares each of Common Stock of the Company subject to the terms of these exclusive product licensing agreements with the Company due to the fact that the lump sum advance royalty had not yet been paid. Before issuance, Mr. Namisniak assigned his 250,000 shares to Dianna Cleveland. See Exhibit 10.3 and 10.5 for details of Licensing Agreements. These stock awards, pursuant to the stipulations of the licensing agreements that were approved by the Board of Directors of the Company, were based on reasonable computation conservative of what is considered a fair value for exclusive licensing arrangements. The computations were also based on considering that the stock for the licensors is restricted and virtually illiquid for at least two years due to the fact that the licensors are also directors of the Company.


Each transaction in this section is on terms as fair as those obtainable from independent third parties. The Company does not currently have any policy towards entering into any future transactions with related parties.


Item 8.  Legal Proceedings.

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 9.  Market Price of and Dividends on the Registrant's Common Equity
           and Other Shareholder Matters.


The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "IVTX" since April, 1998. From inception of trading through December 31, 1998, the high and low last sale prices were $2.25 per share and $.875 per share, respectively. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of December 31, 1998, there were 118 record holders of the Company's Common Stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.


The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

    Period Reported                     Average High Bid      Average Low Bid

    Quarter ended June 30, 1998             2 1/2                 1 1/2
    Quarter ended September 30, 1998        2 1/8                 1 1/8
    Quarter ended December 31, 1998         2 1/8                 1 1/8






Item 10.  Recent Sales of Unregistered Securities.

     As of December 31, 1998, there were 3,563,490 shares of Common Stock of the Company outstanding. The Company conducted private placements pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission, and Section 4(2) of the 1933 Act.

     None of the transactions involved general solicitation or general advertising. The Company's sales of stock were made directly with people the Company's officers had a pre-existing relationship with or from personal referrals. Each purchaser was provided with the Company's current offering circular. Proceeds from the sale of the shares were applied towards the continuing development and marketing of its products and working capital.


The following provides a numerical summary of the offerings as of December 31, 1998

                                        Dollars       Shares
Private transactions                   ---------     --------
  5 Accredited Investors                $137,000      137,000
  1 Accredited Investor Subscribed       500,000      500,000
Rule 504 Offering                        257,790      233,112
Subscription Rights Reassigned          -500,000     -500,000
Section 4(2) Offering comprised of       417,308      440,380
 23 Accredited and 12 Sophisticated
    Purchasers.                         --------      -------
        Aggregate Private Placements     812,098      810,490


The following provides a monthly accounting and details of these transactions:

   A. In September of 1996, the Company issued 800,000 shares of restricted Common Stock to the founder of the Company and 645,500 shares of restricted Common Stock to a co-founder of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act.

   B. In September of 1996 through March of 1997, the Company issued 162,500 shares of restricted Common Stock to a consultant, who is also a director of the Company, in consideration of consulting services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to
Section 4(2) of the 1933 Act.

   C. In September of 1996, through December 1997, the Company conducted a private placement of 137,000 shares of restricted Common Stock to five accredited investors at a price of $1.00 per share, for the gross proceeds of $137,000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

   D. From February of 1997 to June of 1997, the Company issued a total of 19,000 shares of restricted Common Stock to two independent electronic design contractors in consideration for services rendered on behalf of the Company. Each of the contractors were accredited purchasers. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

   E. In March of 1997, the Company issued 25,000 shares of restricted Common Stock to a director, at a price of $0.80 per share for cash proceeds of $20,000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act.

   F. In June of 1997, the Company issued 25,000 shares of restricted Common Stock to its corporate securities counsel in consideration of legal services rendered. The purchaser was 'sophisticated' and provided with a copy of the Company's current private placement memorandum prior to the transaction. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act.


   G. During July of 1997, through February of 1998, the Company conducted a private placement of Common Stock pursuant to Regulation D, Rule 504 offering 125,000 units of Common Stock at $2.00 per unit, for total offering proceeds of $250,000. Each unit offered consisted of one (1) share of Common Stock ($.001 par value) and three (3) Stock Purchase Warrants. Upon the future exercise of all warrants, total proceeds of the offering would total $1,000,000. In the private placement, the Company sold 93,612 units of Common Stock in consideration of cash proceeds of $161,113 net of $24,713 of offering costs. Each Unit consists of one (1) share of Common Stock ($.001 par value) and three
(3) Stock Purchase Warrants, except for California residents who receive per unit one (1) share of Common Stock and one (1) purchase warrant. Each Warrant entitles the holder thereof to purchase one (1) share of Common Stock of the Company. The Warrants are exercisable at $2.00 and were set to expire on July 21, 1998. The Company extended the Warrants to expire on December 31, 1998. There was no underwriter involved in these transactions. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission. Each purchaser was provided with the Company's current offering circular. None of the transactions involved general solicitation or general advertising. In the private placement, the Company sold shares to investors who had a pre-existing relationship with officers of the Company and to people referred to the Company and issued a total of 6,000 shares of restricted Common Stock as finder's fees to two `sophisticated' purchasers pursuant to Section 4(2) of the 1933 Act. Each purchaser was provided with the Company's current offering circular.


   H. In August and September of 1997, the Company issued 1,000 shares of Common Stock to an independent contractor and 15,000 shares of restricted Common Stock to two consultants in consideration of services rendered on behalf of the Company. The contractor was a 'sophisticated' purchaser and each consultant was an 'accredited' purchaser. All purchasers were provided with a copy of the Company's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2)of the 1933 Act.

   I. In December of 1997, the Company commenced an offering of 500,000 of Common Stock at $1.00 per share pursuant to Section 4(2) of the 1933 Act. The shares being offered where in the form of reassigned subscription rights that were previously subscribed to by an accredited investor in May of 1997, prior to the Company's Regulation D, Rule 504 offering. The pending sale of the 500,000 shares and the potential dilution was fully disclosed in the Company's later Regulation D, Rule 504 offering circular. However, the sale of the securities never consummated. Therefore, on December 3, 1997, the subscriber assigned his subscription rights back to the Company. The Company then offered these subscription rights via a private placement, as mentioned above, pursuant to Section 4(2) of the 1933 Act. From May of 1998 to December 31, 1998, the Company sold 292,380 of these shares to 22 accredited investors and 12 sophisticated investors in consideration of cash proceeds totaling $227,916 net of $41,392 of offering costs. Each purchaser was provided with the Company's Current offering circular. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act. None of the transactions involved general solicitation or general advertising. The shares were sold to investors who had a pre-existing relationship with officers of the Company and the Company also utilized referrals from individuals who brought investors to the Company in the private placement. The Company issued a total of 8,000 shares of restricted Common Stock as finder's fees to two individuals. Both individuals were accredited investors and the finder's fee shares were issued pursuant to Section 4(2) of the 1933 Act.

   J. In December of 1997 through January of 1998, the Company issued to four independent contractors, a total of 9,000 shares of Common Stock at a purchase price of $.001 per share (par value) in consideration of services rendered on behalf of the Company for the total proceeds of $36.00. Each purchaser was provided with the Company's current offering circular. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

   K. In January of 1998, the Company issued to one 'accredited' and three 'sophisticated' purchasers, a total of 9,000 shares of restricted Common Stock in consideration of support services rendered. Each purchaser was provided a copy of the Company's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

   L. In January of 1998, the Company issued a total of 20,000 shares of Common Stock to 8 consultants in consideration for services rendered on behalf of the Company. Each consultant was a 'sophisticated' purchaser and was provided a copy of the Company's current offering circular prior to the transaction. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

   M. In April of 1998, the Company issued 30,000 shares of Common Stock on a promissory note to an individual for the purpose of selling those shares to said individual at a price of $2.00 per share. The purchaser intends to honor the promissory note. The purchaser was provided with a copy of the Company's current offering circular prior to the transaction. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

   N. In May of 1998, the Company issued a total of 500 Units of Common Stock to two existing shareholders at a price of $2.00 per unit including 3 stock purchase warrants with an exercise price of $2.00. Total proceeds from the transactions were $1,000. Each purchaser was provided with the Company's current offering circular. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

   O. In May of 1998, the Company issued 1,000 shares of restricted Common Stock to an independent contractor in consideration of services rendered. The contractor was a 'sophisticated' purchaser and was provided with a copy of the Company's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to
Section 4(2) of the 1933 Act.

   P. In June of 1998, the Company issued 4,000 shares of restricted Common Stock to a director in consideration for interest payment on indebtedness. There was no underwriter involved in this issuance. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

   Q. In June of 1998, the Company issued a total of 10,000 shares of Common Stock to a consultant at a price of $.001 per share (par value) in consideration for services rendered on behalf of the Company. Total proceeds of the transaction was $10.00. The purchaser was provided with a copy of the Company's current offering circular prior to the transaction. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

   R. In July of 1998, the Company granted to two founding officers, subject to the terms of their employment agreements, options to purchase 250,000 and 200,000 shares respectively of Common Stock in the Company at an exercise price of $.50 per share. The options expire on December 31, 2002. There was no underwriter involved in the issuances. The issuances were conducted pursuant to
Section 4(2) of the 1933 Act.


   S. In August of 1998, the Company issued to two of its officers an aggregate of 468,000 shares of restricted Common Stock subject to the terms of their Employment Agreements referenced herein in Exhibit 10.1 and 10.2 and 20,000 shares of restricted Common Stock to one of the directors as a promotion bonus. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

   T. In August of 1998, the Company issued 10,000 shares of restricted Common Stock to a new officer of the company in consideration for services rendered. There was no underwriter involved in this issuance. The officer is an accredited purchaser and had access to the Company's current offering circular. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

   U. In August of 1998, the Company issued 250,000 shares of restricted Common Stock each to two licensors, who are also officers of the Company, in partial fulfillment of the terms of their Licensing Agreements referenced herein in Exhibit 10.3 and 10.5. Before issuance, one officer, as licensor, assigned the total of all 250,000 shares to the other licensor. There was no underwriter involved in the issuances. The issuances were conducted pursuant to
Section 4(2) of the 1933 Act.

   V. In October of 1998, the Company issued 8,000 shares of restricted Common Stock to a new officer of the company in consideration for consulting services rendered. There was no underwriter involved in this issuance. The officer is an accredited purchaser and had access to the Company's current offering circular. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

   W. In October and December of 1998, the Company issued 2,000 shares of Common Stock to an independent contractor for a total of 4,000 shares at a purchase price of $.001 per share (par value) in consideration of services rendered on behalf of the Company. Total proceeds of the transaction was $4.00. The purchaser was provided with the Company's current offering circular. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

   X. In November and December of 1998, the Company issued a total of 86,000 shares of Common Stock to three accredited investors. Total proceeds from the transactions were $70,914. Each purchaser was provided with the Company's current offering circular. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

   Y. In December of 1998, the Company issued 6,000 shares of restricted Common Stock to two independent contractors and one employee in consideration of services rendered. The contractors and the employee were 'sophisticated' purchasers and were provided with a copy of the Company's current offering circular prior to the transaction. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

   Z. In December of 1998, the Company received a total of $148,000 from one accredited purchaser for the issuance of 148,000 shares of restricted Common Stock, of which 148,000 shares were pending issue at the close of the fiscal year and are to be issued in 1999. The purchaser was provided with the Company's current offering circular. There was no underwriter involved in this issuance. The issuances were conducted pursuant to Section 4(2)of the 1933 Act.




Item 11.  Description of Securities.

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, $.001 par value, of which, as of December 31, 1998, there were 3,563,490 shares of Common Stock of the Company outstanding held of record by 118 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.




Item 12.  Indemnification of Directors and Officers.

Delaware Statutes

Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

   (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative(other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

   (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees)actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   (d) Any indemnification under subsections (a) and (b) of this section(unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and
(b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

   (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

   (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

   (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

   (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

   (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

   (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

   k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Certificate of Incorporation

The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" in Exhibit 3.5).

Sources:

1. Compliance sources:  1.  Smith, D., Compliance Packaging: A Patient
Education
Tool, American Pharmacy, Vol. NS29, No 2 February 1989 2. Medication Management Systems, Inc. 3. Standberg, L.R., Drugs as a Reason for Nursing Home Admissions,
American Health care Association Journal, 10,20 (1984). 4. Schering Report IX The Forgetful Patient: The High Cost of Improper Patient Compliance. 5. Oregon Department of Human Resources, A study of Long-Term Care in Oregon with Emphasis on the Elderly March 1981. 6. Smith, M., The Cost of Non-Compliance and the Capacity of Improved Health Care Costs, N&I Pharmaceutical Council 1984. 7. Medications and the Elderly, Ch.4, pp. 67-68, 75. 8. Drug Topics v.138 (8/2/94),
p.67. 9. Hayes, R.B.NCPIE Prescription Month, October 1989 10. U.S. Chamber of Commerce. 11. Rosalynn Carter Institute of Georgia Southwestern College. 12. Parade Magazine, 1/29/95. 13. Motorola, 1994. 14. Time, 4/29/96. 15. National Public Radio, 2/1/96. 16. Cambridge Hospital and Harvard, 1994.

2. Inc. Magazine, May, 1997, "Ergonomic Regs Don't Sit Well with Small Biz".

3. "Workplace Ergonomics", Krames Communications

4. USA Today, July 1, 1997, "Food fright: 27% going to waste...Could feed millions, USDA says." Economic Research Service, U.S. Department of Agriculture.

5. "Rubbish" September, 1992 William Rathje and Cullen Murphy; Harper Collins, 1992.





Item 13.  Financial Statements

Report of Independent Certified Public Accountant
Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholder's Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Reports on Form 8-K: Not Applicable









INNOVATIVE TRACKING SOLUTIONS CORPORATION
(A Development Stage Company)
FINANCIAL STATEMENTS

December 31, 1998, 1997 and 1996


REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Innovative Tracking Solutions Corporation

     I have audited the accompanying balance sheets of Innovative Tracking Solutions Corporation (A Development Stage Company) as of December 31, 1998, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for periods then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     The accompanying financial statements have been prepared assuming the Company will continues as going concern. As discussed in Note H, the Company has an accumulated deficit at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as going concern. Management's plan in regard to these matters is also discussed in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Tracking Solutions Corporation (A Development Stage Company) at December 31, 1998, 1997 and 1996, and the results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.




Roger G. Castro

Oxnard, California
April 1, 1999





Innovative Tracking Solutions Corporation
(A Development Stage Company)
Consolidated Notes to Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------
This summary of significant accounting policies of Innovative Tracking Solutions Corporation (a development stage company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity:

Innovative Tracking Solutions Corporation (a development stage company) was incorporated in Delaware on September 4, 1996. The Company is licensed to manufacture and market patented products. The Company has devoted substantially all of its efforts in establishing its business and has not generated significant revenues.

Accounts receivable:

Although the Company employs the full accrual method of accounting, there were no receivables at the end of the year .

Inventory:

Inventories are stated at cost. Cost is determined by specific identification of each unit.

Furniture & Equipment:

Furniture and equipment are stated at cost.   Depreciation is computed using
the straight-line method for both financial statement purposes and income tax purposes.

                                        Year
   Furniture and equipment                7

Patents, trademarks:

Patents and trademarks are carried at costs and only include current costs subsequent to licensing agreements. Amortization of patents and trademarks are provided using the straight-line method for financial reporting purposes at rates based on the remaining legal lives:

                                       Years
   Patents and trademarks             17 - 20

Revenue & Expense Recognition:

Revenue is recognized when the earning process is complete. Expenses are recognized as incurred.

Primary Net Income Per Common Share:

Primary net income per share is based on the average number of shares of common stock outstanding during the year.

NOTE B - RELATED PARTY TRANSACTIONS
-----------------------------------------------------

Loan receivable is cash advances made to the Company by certain officers and stockholders of the Company.


Note payable to officer and principal stockholder in the amount of $15,000 is payable in full plus interest at the rate of 8% per annum on October 15, 1998. Interest expense related to this note was $350 for 1998 and $250 for 1997.
The Company issued 4,000 shares of restricted common stock to the officer in lieu of cash in satisfaction of the accrued interest on the loan. The amounts related to this transaction are reflected on the income statement as an interest expense recorded at a value of $.90 per share representing a discount from the $1.00 offering price of the Company's then current private placement offering. The discount for these restricted securities was based on the restrictive nature of the stock being held by the affiliate who is also a Director of the Company. The values recorded represented 6 months of interest accrued during the later of 1998 and the beginning of 1999.

Licensing Agreements: The Company issued 500,000 shares of restricted common stock in satisfaction of licensing agreement contracts to licensors who are also officers and shareholders of the Company. The amounts related to these transactions are reflected on the income statement as an expense and were valued at $.90 per share representing a discount from the $1.00 offering price of the Company's then current private placement offering. The discount for these restricted securities was based on the restrictive nature of the stock being held by the affiliates who are also founders of the Company.

The Company issued 488,000 shares of restricted common stock to officers of the Company pursuant to the terms of their employment agreements. The amounts related to these transactions are reflected on the income statement as an expense and were valued at $.90 per share representing a discount from the $1.00 offering price of the Company's then current private placement offering. The discount for these restricted securities was based on the restrictive nature of the stock being held by the affiliates who are also founders of the Company.

NOTE C - INCOME TAXES
-----------------------------------------------------

As of December 31, 1998, the Company had available for federal income tax purposes a net operating loss carry forward of approximately $1,747,384, which expired in various years through 2013.



NOTE D - LEASING ARRANGEMENTS
-----------------------------------------------------

The Company conducts its operations from facility that is leased under a two-year noncancelable operating lease expiring in April 1999.
In addition, the Company is leasing office equipment under a three year lease expiring in November 2000.

The following is a schedule of future minimum rental payments under the above operating leases as of December 31, 1998:

                               Year Ending
                               December 31            Amount
                                 1999                $6,994
                                 2000                 3,394
                                                    $10,388

Rental expense amounted to $15,861 in 1997 and $21,456 in 1998.

NOTE E - OFFERING EXPENSES
-----------------------------------------------------

Costs are directly attributable to offering of securities and costs of the offering are charged to expense as incurred.

NOTE F -NONCASH CONSIDERATION
-----------------------------------------------------

The Company issued stock for consulting, engineering, design and professional services to non-affiliates of the Company. The amounts related to these transactions are reflected on the income statement as expenses and were valued at a fair value of $.25 per share for stocks issued for services in 1996 and early 1997, prior to any private securities offerings made by the Company. Stocks issued for services later in 1997 and in 1998, during or after the Company began its private placement, were valued at $2.00 per share for any Rule 504 issuances and $1.00 per share for any Section 4 (2) restricted issuances which is consistent with the Company's then current offering price for those securities.

NOTE G - PAID IN CAPITAL ADJUSTMENTS
-----------------------------------------------------

Certain shareholders, who are also officers of the Company, elected to draw funds against the original basis of their stocks.

NOTE H - GOING CONCERN
-----------------------------------------------------


The Company has no current operations with which to create sufficient operating capital. The Company seeks to raise operating capital to develop and market the technology it has acquired. As of December 31, 1998, the deficit accumulated during the development stage amounts to $1,747,384.


NOTE I - CONTINGENCIES
-----------------------------------------------------

The Company and certain related parties who are also officers and shareholders of the Company entered in to an employment contract agreement wherein the Company will pay them certain amounts of compensation as funds are readily available. The total amounts due are $147,917 for 1998, and $61,875 for 1997.




Innovative Tracking Solutions Corporation
(A Development Stage Company)
Balance Sheet

As of December 31, 1997 and 1996             1998          1997        1996
                                             ----          ----        ----
ASSETS
Current Assets
  Cash in Banks                         $   22,551     $  42,191   $   (1,268)
  Accounts Receivable                        3,336             -            -
  Loan receivable - officers                41,952             -            -
  Inventory                                 76,982        76,199       47,110
  Prepaid Expenses                           2,475         1,525            -
                                           -------       -------      -------
Total Current Assets                       147,296       119,915       45,842

Fixed Assets:
  Furniture & Equipment                     38,512         9,408        2,866
  Less: Accumulate Depreciation             (4,769)       (1,346)        (136)
                                            -------       -------      -------
    Total Fixed Assets                      33,743         8,062        2,730

Other Assets:
 Patents, trademarks and rights             28,786        10,931            -
  Less accumulated amortization             (1,215)         (104)           -
                                           -------       -------      -------
    Total Other Assets                      27,571        10,827            -
                                           -------       -------      -------
TOTAL ASSETS                             $ 208,610       138,804       48,572

Liabilities & Stockholders' Equity
Current Liabilities:
  Accounts payable                       $  19,450         7,340        4,922
  Accrued expenses                           7,294             -            -
  Note payable                                   -        15,000            -
                                           -------       -------      -------
    Total Current Liabilities               26,744        22,340        4,922
    Contingencies - NOTE J

Stockholders' Equity:
  Common stocks , $.001 par value
     Authorized shares - 10,000,000
     Issued and outstanding shares:
      3,563,490 shares, 1,852,580
       shares, and 1,537,000 shares,
        respectively                         3,533         1,853        1,537
  Common Stock Subscribed                       30             -
  Paid in capital                        1,985,687       389,394      123,785
  Subscriptions receivable                 (60,000)            -            -
  Deficit accumulated during the
    development stage                   (1,747,384)     (274,783)     (81,672)
                                           -------       -------      -------
      Total Stockholders' Equity           181,866       116,464       43,650
                                          ---------      --------     -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                     $ 208,610     $ 138,804     $ 48,572
See Notes to Consolidated Financial Statements



Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statement of Loss and Accumulate Deficit
For the years ended December 31, 1998, 1997 and 1996


                                    Cumulative
                                      During
                                    Development        December 31,   December 31     December 31
                                       Stage              1998           1997             1996
                                    -----------        -----------     ----------      -----------

Sales                               $   11,938        $   11,938     $        -        $        -
 Cost of Goods Sold                     (6,371)           (6,371)             -                 -
                                     ----------           -------        -------           -------
  Gross Profit                           5,567             5,567              -                 -

Operating Expenses:
  Advertising & marketing              118,191            82,432         34,713             1,046
  Amortization                           1,215             1,111            104                 -
  Auto Expense                           6,042             5,394            648                 -
  Bank Charges                           3,968             2,873            722               373
  Contributions                            410                60            319                31
  Depreciation                           4,769             3,423          1,210               136
  Education                              5,115             4,026            393               696
  Entertainment                          3,563             3,209            331                23
  Insurance                             19,233            13,871          5,362                 -
  Inventory Write-offs                  40,214            40,214              -                 -
  Legal and Professional                59,475            57,906          1,238               331
  Misc. Expenses                        22,891             6,794         13,639               580
  Offering Expenses                     80,105            54,806         25,299                 -
  Office Expense                        31,094            20,774          8,714             1,606
  Outside Service                      133,676            96,980         26,321            10,375
  Payroll Expense                       29,334            29,334              -                 -
  Postage and Copies                     7,880             5,166          2,277               437
  Promotions-product samples expense     6,450             6,450              -                 -
  Rent                                  37,317            21,456         15,861                 -
  Repairs                                1,938             1,599            264                75
  Research and Development             158,436            57,415         38,969            62,052
  Shipping                              18,525            14,848          3,509               168
  Stock Awards                         889,200           889,200              -                 -
  Taxes and Licenses                     9,105             8,489            438               178
  Trade Shows & conventions             20,168            19,134            565               469
  Travel                                 7,546             7,546              -                 -
  Utilities and Telephone               34,189            21,119          9,974             3,096
                                      --------         ---------      ---------         ---------
    Total Operating Expenses       $ 1,748,171       $ 1,475,629     $  190,870        $   81,672

Net loss from operation            $(1,742,604)      $(1,470,062)    $(190,870)        $  (81,672)

Other Income (Expenses)
  Interest income                        1,195             1,183             12                 -
  Interest expense                      (5,975)           (3,722)        (2,253)                -
                                      --------           -------       --------           -------
    Total Other Income (Expenses)       (4,780)           (2,539)        (2,241)                -
                                      --------           -------       --------           -------

Net loss                            $(1,747,384)      (1,472,601)      (193,111)          (81,672)


Earnings(loss) per share                                  $(0.41)        $(0.10)           $(0.05)

See Notes to Financial Statements







Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statement of Stockholders' Equity

                                                                                            Deficit
                                                                                          Accumulated
                                   Number      Common     Common    Additional  Subscrip-  During the
                                 of Shares    Stock at     Stock     Paid-in-    tions    Development
                                Outstanding   Par Value  Subscribed  Capital   Receivable    Stage      Total
                                -----------  ----------  ----------  --------   ---------   --------    -----
Balance at
September 6, 1996 (inception)

Net loss - September 6, 1996
through December 31, 1996                             -                     -              $(81,672) $(81,672)

Stocks issued for cash - from
September 6, 1996 (inception)
to December 31, 1996
  Restricted shares             1,495,500       $1,496               $113,451                         114,947

Stocks issued for past, present,
and future services - from
September 6, 1996 to
December 31, 1996 -                41,500            41                10,334                          10,375
                                ---------      --------   --------   --------   --------   --------  --------

Balance at
December 31, 1996               1,537,000         1,537               123,785               (81,672)   43,650

Net loss - January 1, 1997
Through December 31, 1997               -                                                  (193,111) (193,111)
Stocks issued for cash -
from January 1, 1997 to
December 31, 1997                 240,080           240               294,548                         294,788

Paid in capital adjustments                                           (52,866)                        (52,866)
 (NOTE G)



Stocks issued for past, present,
and future services - from
January 1, 1997 to
December 31, 1997 - (NOTE F)       71,000            71                 17,679                          17,750

Stocks issued for payments
in lieu of cash - (NOTE F)
January 1, 1997 to
December 31, 1997                   2,000             2                 3,998                           4,000
    Interest expense (NOTE B)       2,500             3                 2,250                           2,253
                                ---------      --------   ---------  --------   --------   --------   --------

Balance at December 31, 1997    1,852,580        $1,853           -   389,394          -   (274,783)  116,464

Net Loss for 1998                                                                       (1,472,601)(1,472,601)

Stocks issued for cash -
 From January 1, 1998
 to December 31, 1998             542,410           542                516,718                        517,260

Paid in capital adjustments                                            (40,796)                       (40,796)
 (NOTE G)

Stocks issued for services in lieu
 of cash - January 1, 1998 to
 December 31, 1998 (NOTE F)       149,000           149                169,851                        170,000

Restricted Stocks issued in lieu of
 Cash as per contract agreements -
  from January 1, 1998 to
     December 31, 1998
  Licensing Agreements
   (NOTE B)                       500,000           500                450,000                        450,500
  Employment Agreements
   (NOTE B)                       488,000           488                439,200                        439,688
  Interest expense (NOTE B)         1,500             1                  1,350                          1,351

Common stock subscription          30,000                     30        59,970   (60,000)                   -
                                ---------        -------   -----      --------  --------   --------  --------
Balance at December 31, 1998    3,563,490        $ 3,533      30   $ 1,985,687  $(60,000) $(1,747,384)$181,866

See Notes to Consolidated Financial Statements




Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statements of Cash Flows
For the period September 6, 1996 (inception) to December 31, 1998


                                            Cumulative                                      September 6,
                                              During                                      1996 (inception)
                                            Development     December 31,    December 31     to December 31
                                               Stage           1998           1997              1996
                                            -----------     -----------    -----------    ---------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net Loss                                 $(1,747,384)    $(1,472,601)     $ (193,111)       $ (81,672)

Adjustments to reconcile Net Loss
   to net cash provided by operating
   activities:
  Depreciation & amortization                    5,984           4,534            1,314             136
  Services paid by stocks                    1,095,917       1,061,539           24,003          10,375
  Increase in accounts receivable               (3,336)         (3,336)               -               -
  Increase in loans receivable - officers      (41,952)        (41,952)               -               -
  Increase in inventory                        (76,982)           (783)         (29,089)        (47,110)
  Increase in prepaid expenses                  (2,475)           (950)          (1,525)              -
  Increase (decrease) in accounts payable       19,450          12,110           (2,418)          4,922
  Increase (decrease) in accrued expenses        7,294           7,294                -               -
                                             ---------        --------          --------      ---------
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES                                 $(743,484)      $(434,145)      $ (195,990)     $ (113,349)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of fixed assets                  (38,512)        (29,104)         (6,542)          (2,866)
  Acquisition of other assets                  (28,786)        (17,855)        (10,931)               -
                                             ---------         --------         -------       ---------
NET CASH PROVIDED (USED) BY
INVESTING ACTIVITIES                         $ (67,298)      $ (46,959)      $  (17,473)     $   (2,866)

CASH FLOWS FROM FINANCING ACTIVITIES
  Notes payable                                      -         (15,000)          15,000               -
  Proceeds from issuance of common stock       926,995         517,260          294,788         114,947
  Reduction in paid in capital                 (93,662)        (40,796)         (52,866)              -
                                             ---------        --------         --------         -------
NET CASH PROVIDED (USED)
BY FINANCING ACTIVITIES                        833,333         461,464          256,922         114,947

INCREASE (DECREASE) IN CASH                     22,551         (19,640)          43,459          (1,268)

BEGINNING CASH                                       -          42,191           (1,268)             -
                                             ---------         -------          -------
ENDING CASH                                 $   22,551       $  22,551         $ 42,191        $ (1,268)


Schedule of noncash transactions
  Issuance of stock in exchange for
    Services                                $1,095,917      $1,061,539          24,003        $  10,375
  Stock Subscription receivable                 78,700          60,000          18,700                -
                                             ---------       ---------          -------        --------

                                            $1,174,617      $1,121,539      $   42,703         $ 10,375

See notes to Financial Statements






Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

  None



Item 15. Index to Exhibits


Exhibit No.    Description

3.1            Articles of Incorporation

3.2            Amendment to Articles of Incorporation

3.3            Certificate of Correction to Articles of Incorporation

3.4            By-laws

3.5            Amended By-laws

4.1            Specimen Certificate of Common Stock

4.2            Specimen Warrant Certificate of Common Stock

10.1 Employment Agreement dated, July 15, 1997 between the Company and President/CEO, Dianna Cleveland

10.2 Employment Agreement dated, July 15, 1997 between the Company and Vice President/CFO/COO, Lee A. Namisniak

10.3           Exclusive Product Licensing Agreement for the
               Private Practice(tm) Vibration Reminder Disk

10.4           Addendum to Licensing Agreement - Schedule A & B

10.5           Licensing Agreement for the
               Smart Kitchen(tm) Food Tracking System

10.6           Addendum to Licensing Agreement - Schedule A & B

27.1           Financial Data Schedule

99.0           Office Lease





SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVATIVE TRACKING SOLUTIONS CORPORATION



/s/  DIANNA CLEVELAND
---------------------------------------------------------
DIANNA CLEVELAND, President and C.E.O., Director


Date: June 16, 1999


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



/s/  LEE A. NAMISNIAK
---------------------------------------------------------
LEE A. NAMISNIAK, Chief Financial/Operating Officer, Director

Date: June 16, 1999



/s/  LOU WEISS
---------------------------------------------------------
LOU WEISS, Director

Date: June 16, 1999





                                  Exhibit 3.1

ARTICLES OF INCORPORATION

  STATE OF DELAWARE
  SECRETARY OF STATE
  DIVISION OF CORPORATIONS
  FILED 09:00 AM 09/04/1996
  960256545 - 2659172


                          CERTIFICATE OF INCORPORATION OF

                     Innovative Tracking Solutions Corporation
                               A CLOSE CORPORATION

FIRST:  The name of this corporation is Innovative Tracking Solutions
Corporation

SECOND: Its registered office in the State of Delaware is to be located at 1313 N. Market St., Wilmington, DE 19801-1151, County of New Castle. The registered agent in charge thereof is The Company Corporation, address "same as above".

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on, are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of total authorized shares of stock of this corporation is 1,500 shares of NO per value.

FIFTH:  The name and mailing address of the incorporation is:
Regina Cephas, 1313 N. Market St., Wilmington, DE  19801-1151

SIXTH: All of the corporation's issued stock, exclusive of treasury shares, shall be held of record by not more than thirty (30) persons.

SEVENTH: All of the issued stock of all classes shall be subject to one or more of the restrictions on transfer permitted by Section 202 of the General Corporation Law.

EIGHTH: The corporation shall make no offering of any of its stock of any class which would constitute a "public offering" within the meaning of the United States Securities Act of 1933 as it may be amended from time to time.

NINTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporations or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate and do certify that the facts herein are true, and I have accordingly hereunto set my hand.

DATED:  SEPTEMBER 4, 1996




                                 Exhibit 3.2

                    AMENDMENT TO ARTICLES OF INCORPORATION


STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/21/1997
971166640 - 2659172



                         CERTIFICATE OF AMENDMENT OF
                         CERTIFICATE OF INCORPORATION

Innovative Tracking Solutions Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

--FIRST: That at a meeting of the Board of Directors of Innovative Tracking Solutions Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and resolution setting forth the proposed amendment is as follows:

   RESOLVED: That the Certificate of Incorporation of this corporation be amended by deleting the Heading,. Article(s) Ninth and changing Article(s) Fourth, Seventh, and Eighth so that the document shall read as follows:

   FOURTH:   The amount of the total authorized capital stock of this
corporation is (ten million) 10,000,000 shares of $.001 Par Value.

  SEVENTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.
   With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.
   The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of this corporation, except as conferred by the law or the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of the State of Delaware.
   It is the intention that the objects, purposes and powers specified in the Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any purpose and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

   EIGHTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

--SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statue were voted in favor of this amendment.

--THIRD: That said amendment was fully adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

--FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

     IN WITNESS WHEREOF, said corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by Dianna Namisniak its authorized officer, this 9th day of May, 1997.

                   S/s DIANNA NAMISNIAK
                   ------------------------------------------
                   Dianna Namisniak
                   Authorized Officer



                                 Exhibit 3.3

            CERTIFICATE OF CORRECTION TO ARTICLES OF INCORPORATION


STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06/16/99


                         CERTIFICATE OF CORRECTION
                                     OF
                          CERTIFICATE OF AMENDMENT
                                     OF
                 INNOVATIVE TRACKING SOLUTIONS CORPORATION
         ----------------------------------------------------------
                (Pursuant to Section 103 (f) of the General
                  Corporation Law of the State of Delaware

INNOVATIVE TRACKING SOLUTIONS CORPORATION, does hereby certify that the Certificate of Amendment filed on May 21, 1997 contained an inaccurate record.

The inaccuracy of defect of said amendment is that all reference to a close corporation should have been deleted. Article Sixth which contained specific wording about the Corporation's issued stock being held of record by not more than 30 persons should have also been deleted.

     The Resolved paragraph and the amended Articles is corrected to read as follows:

   RESOLVED: That the Certificate of Incorporation of this corporation be amended by deleting the Heading and Article(s) Eighth and Ninth and amending Articles Fourth, Sixth, and Seventh so that the document shall read as follows:

   FOURTH:   The amount of the total authorized capital stock of this
corporation is Ten Million shares (10,000,000) with a par value of $.001.

  SIXTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.
   With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.
   The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of this corporation, except as conferred by the law or the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of the State of Delaware.
   It is the intention that the objects, purposes and powers specified in the Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any purpose and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

   SEVENTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

     In Witness Whereof, said Certificate of Correction is being executed by its authorized officer this sixteenth day of June, 1999.


                                    /s/   DIANNA CLEVELAND
                                    ----------------------------
                                    Dianna Cleveland
                                    Authorized Officer





                                  Exhibit 3.4

                                    BY-LAWS

                                     -OF-


                   INNOVATIVE TRACKING SOLUTIONS CORPORATION

                             A Close Corporation



ARTICLE I- OFFICES

The office of the Corporation shall be located in the City, County and State designated in the Certificate of Incorporation. The
Corporation may also maintain offices at such other places within or without the United States as the Shareholders may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the corporation, for the purpose of electing officers and transacting such other business as may properly come before the meeting

Section 2 - Regular Meetings:

The shareholders may provide by resolution, from time to time, for the holding of regular meetings of the shareholders and may affix the time and place thereof.

Section 3 - Special Meetings:

Special meetings of the shareholders may be called at any time by the President, and shall be called by the President or the Secretary at the written request of the holders of ten percent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Corporation Law.

Section 4 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places within the United States as shall be designated in the notices or waivers of notice of such meetings.

Section 5 - Notice of Meetings:

(a) Written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to he held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote as such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would if taken, entitle shareholders to receive payment for their shares pursuant to the Business Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder, who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 6 - Chairman of Meetings:

At all meetings of the Shareholders, the President, if present, shall preside. If there shall be no President, or he shall be absent, then a Chairman of the meeting, chosen by the shareholders, shall preside.

Section 7 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.

Section 8 - Voting:

(a) Except as otherwise provided herein or by statute, or by the Certificate of Incorporation, any corporate action, to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided herein or by statute or by the certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the secretary at the meeting and shall be filed with the records of the corporation.

(d) Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders and such resolution so signed shall be inserted in the Minute Book of the corporation under its proper date.

Section 9 - Duties and Powers:

The Shareholders shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation.

Section 10 - Contracts:

(a) No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any shareholder be liable in any way by reason of the fact that such shareholder of this Corporation is interested in, or is a shareholder, director or officer of such other corporation, provided that such facts are disclosed or made known to the remaining shareholders.

(b) Any shareholder, personally and individually, may be a party to or may be interested in any contract or transaction of the corporation, and no shareholder shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the other shareholders, and provided that the shareholders shall authorize, approve or ratify such contract or transaction by a majority vote not counting the shares of any such shareholder, notwithstanding the presence of any such shareholder at the meeting at which such action is taken. The shares of such shareholder or shareholders may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory, or otherwise) applicable thereto.

Section 11 - Committees:

The shareholders may, from time to time, designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the shareholders. At all meetings of a committee, the presence of all members at the committee shall be necessary to constitute a quorum for the transaction of business, except as otherwise provided for by the shareholders. Participation of any one or more members of the committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, shall constitute presence in person at any such meeting. Any action authorized in writing by all of the members of a committee entitled to vote thereon and filed with the minutes of the Committee shall be the act of the committee with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the committee.

ARTICLE III - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a president, a Secretary, a Treasurer, and such other officers, as the shareholders may from time-to-time deem advisable. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the shareholders at the regular annual meeting of the shareholders.

(c) Each officer shall hold office until the annual meeting of the shareholders next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the President or the Secretary of the Corporation, unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by the shareholders at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by the shareholders.

Section 5 - Duties of Officers:

Officers of the corporation shall, unless otherwise provided by the shareholders, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws or may from time to time be specifically conferred or imposed by the shareholders. The President shall be the chief executive officer of the corporation.

Section 6 - Sureties and Bonds:

In case the shareholders shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the shareholders may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other Corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the shareholder may authorize.

ARTICLE IV  SHARES OF STOCK

Section 1 - Certificate of Stock:

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the shareholders, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by
(i) the president or Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and may bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) The shareholders may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of script in registered or bearer form over the signatures of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such script shall not entitle the holder to any rights of a shareholder, except as therein provided for full shares.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the shareholders in their discretion, may require, the shareholders may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the Corporation a bond in such sum as they may direct, and with such surety or sureties as may be satisfactory to them, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the shareholders, it is proper to do so.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person; whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the corporation, the shareholders may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholder entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting

ARTICLE V - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the shareholders may determine.

ARTTCLE VI - FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the shareholders from time to time, subject to applicable law.

ARTICLE VII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the shareholders.

ARTICLE VIII - AMENDMENTS

Except as otherwise provided by statute or by the Certificate of Incorporation, all by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made by a majority vote of the shareholders.

                 RESOLUTIONS ADOPTED BY INCORPORATOR

                                   OF

               INNOVATIVE TRACKING SOLUTIONS CORPORATION


The undersigned, being the sole Incorporator of the corporation, hereby adopts the following resolutions:

RESOLVED, that a copy of the Certificate of Incorporation of the Corporation, together with the original receipt showing payment of the statutory organization tax and filing fee, be inserted in the Minute Book of the Corporation.

 RESOLVED, that the form of First By-Laws submitted to the meeting be, and the same hereby are, adopted as and for the By-
Laws of the Corporation, and that a copy thereof be placed in the Minute Book of the Corporation, directly following the Certificate of Incorporation.

(3) RESOLVED, that the election is hereby made to have a Board of Directors.


Dated: September 4, 1996

                           /s/ Regina Cephas
                           -------------------------------
                           Incorporator






                               Exhibit 3.5

                             AMENDED BY-LAWS

                                  -OF-


                  INNOVATIVE TRACKING SOLUTIONS CORPORATION

                            An Open Corporation


ARTICLE I- OFFICES

The office of the Corporation shall be located in the City, County and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Shareholders may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the corporation, for the purpose of electing officers and transacting such other business as may properly come before the meeting.

Section 2 - Regular Meetings

The shareholders may provide by resolution, from time to time, for the holding of regular meetings of the shareholders and may affix the time and place thereof.

Section 3 - Special Meetings:

Special meetings of the shareholders may be called at any time by the President, and shall be called by the President or the Secretary at the written request of the holders of ten percent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Corporation Law.

Section 4 - Place of Meetings

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places within the United States as shall be designated in the notices or waivers of notice of such meetings.

Section 5 - Notice of Meetings

(a) Written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to he held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote as such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would if taken, entitle shareholders to receive payment for their shares pursuant to the Business Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder, who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 6. Adjourned Meeting And Notice Thereof.

Any shareholders meeting, whether or not a quorum is present, may be adjourned from time to time. In the absence of a quorum (except as provided in Section 5 of this Article), no other business may be transacted at such meeting.

It shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement at the meeting at which such adjournment is taken; provided, however when a shareholders meeting is adjourned for more than forty-five (45) days or, if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 7 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of
Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.

Section 8 - Voting:

(a) Except as otherwise provided herein or by statute, or by the Certificate of Incorporation, any corporate action, to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided herein or by statute or by the certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the secretary at the meeting and shall be filed with the records of the corporation.

(d) Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders and such resolution so signed shall be inserted in the Minute Book of the corporation under its proper date.

Section 9. Consent of Absentees.

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 10. Action Without Meeting.

Any action which, under any provision of law, may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice if a consent in writing, setting forth the actions to be taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless a record date for voting purposes be fixed as provided in Section 8 of this Article, the record date for determining shareholders entitled to give consent pursuant to this Section 10, when no prior action by the Board has been taken, shall be the day on which the first written consent is given.

Section 11. Proxies.

Every person entitled to vote shares has the right to do so either in person or by one or more persons authorized by a written proxy executed by such shareholder and filed with the Secretary not less than five (5) days prior to the meeting.

Section 12. Conduct Of Meeting.

The President shall preside as Chairman at all meetings of the shareholders, unless another Chairman is selected. The Chairman shall conduct each such meeting in a businesslike and fair manner, but shall not be obligated to follow any technical, formal or parliamentary rules or principles of procedure. The Chairman's ruling on procedural matters shall be conclusive and binding on all shareholders, unless at the time of ruling a request for a vote is made by the shareholders entitled to vote and represented in person or by proxy at the meeting, in which case the decision of a majority of such shares shall be conclusive and binding on all shareholders without limiting the generality of the foregoing, the Chairman shall have all the powers usually vested in the chairman of a meeting of shareholders.

Section 13 - Committees:

The shareholders may, from time to time, designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the shareholders. At all meetings of a committee, the presence of all members at the committee shall be necessary to constitute a quorum for the transaction of business, except as otherwise provided for by the shareholders. Participation of any one or more members of the committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, shall constitute presence in person at any such meeting. Any action authorized in writing by all of the members of a committee entitled to vote thereon and filed with the minutes of the Committee shall be the act of the committee with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the committee.

ARTICLE III
DIRECTORS

Section 1. Powers.

Subject to limitation of the Articles of Incorporation, of these bylaws, and of actions required to be approved by the shareholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board. The Board may, as permitted by law, delegate the management of the day-to-day operation of the business of the corporation to a management company or other persons or officers of the corporation provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board. Without prejudice to such general powers, it is hereby expressly declared that the Board shall have the following powers:

(a) To select and remove all of the officers, agents and employees of the corporation, prescribe the powers and duties for them as may not be inconsistent with law, or with the Articles of Incorporation or by these bylaws, fix their compensation, and require from them, if necessary, security for faithful service.

(b) To conduct, manage, and control the affairs and business of the corporation and to make such rule and regulations therefore not inconsistent with law, with the Articles of Incorporation or these bylaws, as they may deem best.

(c) To adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock and to alter the form of such seal and such of certificates from time to time in their judgment they deem best.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms and for such consideration as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidence of debt and securities therefor.

Section 2. Number And Qualification Of Directors.

The authorized number of directors shall be no fewer than one (1) and no more than twelve (12) until changed by amendment of the Articles or by a bylaw duly adopted by approval of the outstanding shares amending this Section 2.

Section 3. Election And Term Of Office.

The directors shall be elected at each annual meeting of shareholders but if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. Each director shall hold office until the next annual meeting and until a successor has been elected and qualified.

Section 4. Chairman Of The Board.

At the regular meeting of the Board, the first order of business will be to select, from its members, a Chairman of the Board whose duties will be to preside over all board meetings until the next annual meeting and until a successor has been chosen.

Section 5. Vacancies.

Any director may resign effective upon giving written notice to the Chairman of the Board, the President, Secretary, or the Board, unless the notice specified a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Vacancies in the Board including those existing as a result of a removal of a director, shall be filled by the shareholders at a special meeting, and each director so elected shall hold office until the next annual meeting and until such director's successor has been elected and qualified.

A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any director or if the authorized number of directors be increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any directors are elected, to elect the full authorized number of directors to be voted for the meeting.

The Board may declare vacant the office of a director who has been declared of unsound mind or convicted of a felony by an order of court.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies. Any such election by written consent requires the consent of a majority of the outstanding shares entitled to vote. If the Board accepts the resignation of a director tendered to take effect at a future time, the shareholder shall have power to elect a successor to take office when the resignation is to become effective. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of the director's term of office.

Section 6. Place Of Meeting.

Any meeting of the Board shall be held at any place which has been designated from time to time by the Board. In the absence of such designation meetings shall be held at the principal executive office of the corporation.

Section 7. Regular Meetings.

Immediately following each annual meeting of shareholders the Board shall hold a regular meeting for the purpose of organization, selection of a Chairman of the Board, election of officers, and the transaction of other business. Call and notice of such regular meeting is hereby dispensed with.

Section 8. Special Meetings.

Special meetings of the Board for any purposes may be called at any time by the Chairman of the Board, the President or the Secretary or by any two directors. Special meetings of the Board shall be held upon at least four (4) days written notice or forty-eight (48) hours notice given personally or by telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the Corporation or as may have been given to the Corporation by the director for the purposes of notice.

Section 9. Quorum.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles of Incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the number of directors required as noted above to constitute a quorum for such meeting.

Section 10. Participation In Meetings By Conference Telephone.

Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participate in such meeting can hear one another.

Section 11. Waiver Of Notice.

The transactions of any meeting of the Board, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made part of the minutes of the meeting.


Section 12.  Adjournment.

A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned. If the meeting is adjourned for more than forty-eight (48) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment.

Section 13. Fees And Compensation.

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board.

Section 14. Action Without Meeting.

Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board and shall be filed with the minutes of the proceedings of the Board.

Section 15. Committees.

The board may appoint one or more committees, each consisting of two or more directors, and delegate to such committees any of the authority of the Board except with respect to:

(a) The approval of any action which requires shareholders' approval or approval of the outstanding shares;

(b) The filling of vacancies on the Board or on any committees;

(c) The fixing of compensation of the directors for serving on the Board or on any committee;

(d) The amendment or repeal of bylaws or the adoption of new bylaws;

(e) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable by a committee of the board;

(f) A distribution to the shareholders of the corporation;

(g) The appointment of other committees of the Board or the members thereof.

(h) Any such committee must be appointed by resolution adopted by a majority of the authorized number of directors and may be designated an Executive Committee or by such other name as the Board shall specify. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. Unless the Board or such committee shall otherwise provide, the regular or special meetings and other actions of any such committee shall be governed by the provisions of this Article applicable to meetings and actions of the Board. Minutes shall be kept of each meeting of each committee.

ARTICLE IV
OFFICERS

Section 1. Officers.

The officers of the corporation shall be a president, a secretary and a treasurer. The corporation may also have, at the discretion of the Board, one or more vice-presidents, one or more assistant vice presidents, one or more assistant secretaries, one or more assistant treasurers and such other officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article.

Section 2. Election.

The officers of the corporation, except such officers as may be elected or appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by, and shall serve at the pleasure of, the Board, and shall hold their respective offices until their resignation, removal or other disqualification from service, or until their respective successors shall be elected.

Section 3. Subordinate Officers.

The Board may elect, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board, or the President may from time to time direct.

Section 4. Removal And Resignation.

Any officer may be removed, either with or without cause, by the Board of Directors at any time, or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board. Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein. The acceptance of such resignation shall be necessary to make it effective.

Section 5. Vacancies.

A vacancy of any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed by these bylaws for the regular election or appointment to such office.

Section 6. President.

The President shall be the chief executive officer and general manager of the corporation. The President shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board at all meetings of the Board. The president has the general powers and duties of management usually vested in the chief executive officer and the general manager of a corporation and such other powers and duties as may be prescribed by the Board.

Section 7. Vice Presidents.

In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board or, if not ranked, the Vice President designated by the Board, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the President or the Board.

Section 8.  Secretary.

The Secretary shall keep or cause to be kept, at the principal executive offices and such other place as the Board may order, a book of minutes of all meetings of shareholders, the Board, and its committees, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, the number of shares present or represented at shareholders' meetings, and proceedings thereof. The Secretary shall keep, or cause to be kept a copy of the bylaws of the corporation at the principal executive office of the corporation.

The Secretary shall keep, or cause to be kept, at the principal executive office, a share register, or a duplicate share register showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board and any committees thereof required by these bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

Section 9. Treasurer.

The Treasurer is the chief financial officer of the corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and financial transactions of the corporation, and shall send or cause to be sent to the shareholders of the corporation such financial statements and reports as are by law or these bylaws required to be sent to them. The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the President and directors, whenever they request it, an account of all transactions as Treasurer and of the financial conditions of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

Section 10. Agents.

The President, any Vice-President, the Secretary or Treasurer may appoint agents with power and authority, as defined or limited in their appointment, for and on behalf of the corporation to execute and deliver, and affix the seal of the corporation thereto, to bonds, undertakings, recognizance, consents of surety or other written obligations in the nature thereof and any said officers may remove any such agent and revoke the power and authority given to him.

ARTICLE V  SHARES OF STOCK

Section 1 - Certificate of Stock

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the shareholders, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the president or Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and may bear the corporate seal.

 (b) The shareholders may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of script in registered or bearer form over the signatures of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such script shall not entitle the holder to any rights of a shareholder, except as therein provided for full shares.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the shareholders in their discretion, may require, the shareholders may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the Corporation a bond in such sum as they may direct, and with such surety or sureties as may be satisfactory to them, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the shareholders, it is proper to do so.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person; whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date

In lieu of closing the share records of the corporation, the shareholders may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholder entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the shareholders may determine.

ARTTCLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the shareholders from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the shareholders.

ATICLE IX - AMENDMENTS

These bylaws may be altered, amended or repealed either by approval of a majority of the outstanding shares entitled to vote or by the approval of the Board; provided however that after the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a flexible Board or vice versa may only be adopted by the approval by an affirmative vote of not less than two-thirds of the corporation's issued and outstanding shares entitled to vote.

ARTICLE X
INDEMNIFICATION

Section 1. Indemnification In Actions By Third Parties.

Subject to the limitations of law, if any, the corporation shall have the power to indemnify any director, officer, employee and agent of the corporation who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of to procure a judgement in its favor) against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, provided that the Board shall find that the director, officer, employee or agent acted in good faith and in a manner which such person reasonably believed in the best interests of the corporation and, in the case of criminal proceedings, had no reasonable cause to believe the conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not, of itself create a presumption that such person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that such person had reasonable cause to believe such person's conduct was unlawful.

Section 2. Indemnification In Actions By Or On Behalf Of The Corporation.

Subject to the limitations of law, if any, the Corporation shall have the power to indemnify any director, officer, employee and agent of the corporation who was or is threatened to be made a party to any threatened, pending or completed legal action by or in the right of the Corporation to procure a judgement in its favor, against expenses actually and reasonable incurred by such person in connection with the defense or settlement, if the Board of Directors determine that such person acted in good faith, in a manner such person believed to be in the best interests of the Corporation and with such care, including reasonable inquiry, as an ordinarily prudent person would use under similar circumstances.

Section 3  Advance Of Expenses.

Expenses incurred in defending any proceeding may be advanced by the Corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the officer, director, employee or agent to repay such amount unless it shall be determined ultimately that the officer or director is entitled to be indemnified as authorized by this Article.

Section 4. Insurance.

The corporation shall have power to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Corporation against any liability asserted against or incurred by the officer, director, employee or agent in such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify the officer, or director, employee or agent against such liability under the provisions of this Article.

ATICLE XI - OTHER PROVISIONS

Section 1 - Sureties and Bonds:

In case the shareholders shall so require, any officer, employee or agent of the
Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the shareholders may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 2 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other Corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President or any other officer authorized by the Board or the President.


                    RESOLUTIONS ADOPTED BY SHAREHOLDERS OF

                                    OF

                  INNOVATIVE TRACKING SOLUTIONS CORPORATION


The undersigned, representing a majority vote of the shareholders of the corporation, hereby adopts the following resolutions:

RESOLVED, that a copy of the Amendment of the Certificate of Incorporation of the Corporation, together with the original receipt showing payment of the statutory organization tax and filing fee, be inserted in the Minute Book of the
Corporation.

RESOLVED, that the form of Amended By-Laws submitted to the meeting be, and the same hereby are, adopted as and for the By-Laws of the Corporation, and that a copy thereof be placed in the Minute Book of the Corporation, directly following the Certificate of Incorporation and the Amendment to the Certificate of Incorporation.


Dated:  May 22, 1997


/s/ DIANNA CLEVELAND
-----------------------------------------
Dianna Cleveland, Shareholder


/s/ LEE NAMISNIAK
-----------------------------------------
Lee Namisniak, Shareholder


/s/ LOU WEISS
-----------------------------------------
Lou Weiss, Shareholder







                                Exhibit 4.1

<SEQUENCE>4
[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE


                                  EXHIBIT
                 INNOVATIVE TRACKING SOLUTIONS CORPORATION

[________]NUMBER                                               SHARES[________]
                 AUTHORIZED COMMON STOCK; 10,000,000 SHARES
                                   PAR VALUE $.001
                    NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
                   INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

         COMMON STOCK                                     CUSIP 45765S 10 8


THIS CERTIFIES THAT ________________________________________________

Is the RECORD HOLDER OF ______________ SHARES OF INNOVATIVE TRACKING SOLUTIONS CORPORATION COMMON STOCK TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED.

THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

            [SEAL OF INNOVATIVE TRACKING SOLUTIONS CORPORATION]

/s / LEE A. NAMISNIAK                                   /s/ DIANNA CLEVELAND
- -----------------------                                 ---------------------
Secretary                                                   President

                                    By: PAM GRAY
                                    ---------------------------------
                                    Atlas Stock Transfer Corporation
                                    5899 south State Street
                                    Salt Lake City, UT 84107

This Certificate is not valid unless countersigned by the Transfer Agent.

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company.

The following abbreviation, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT - ____Custodian____
TEN ENT  - as tenants by the entireties                     (Cust)      (Minor)
JT TEN   - as joint tenants with right            under Uniform Gifts to Minors
           of survivorship and not as             Act ________________________
           tenants in common                                    (State)

             Additional abbreviation may also be used though not in above list.

FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
- --------------------------------------

- --------------------------------------


__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________


__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.


Dated,   ---------------------------------


NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.



                                   Exhibit 4.2

                     SPECIMEN FORM OF WARRANT CERTIFICATE

Warrant Number                                               Number of Warrants
                       COMMON STOCK PURCHASE WARRANT
                       Innovative Tracking Solutions
                            (A Delaware Company)
                                                          Cusip No. 457655 11 6

This certifies that FOR VALUE RECEIVED, ______________________________________
Or registered assigns (the "Holder") is the owner of _________________________ Common Stock Purchase Warrants. Each entitles the Holder to purchase at any time between July 21, 1997, and July 21, 1998, subject to the terms and conditions set forth in this certificate and the Warrant Agreement (as hereinafter defined), for an exercise price of $2.00, one fully paid and nonassessable share of common stock, $0.001 par value, of Innovative Tracking Solutions Corporation, a Delaware corporation (the "Company"). After July 21, 1998, each Warrant that has not been exercised will expire. Shares of common stock are issuable on the presentation and surrender of this Warrant Certificate with the subscription form on the reverse side hereof duly executed at the principal office of the Company or its duly appointed agent, Atlas Stock Transfer Corporation, or its successor (the "Warrant Agent") accompanied by payment in lawful money of the United States of America in cash of by official bank or certified check payable to the Company.

The Warrant Certificate and each Warrant represented hereby are issued under and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement") dated as of April 30, 1997, between the Company and the Warrant Agent. A copy of the Warrant Agreement is on file at the principal office of the Warrant Agent, and a copy will be provided by the Company to each Holder on request at no charge.

The term "Expiration Date" shall mean 11:59 p.m. (Pacific Standard Time) July 21, 1998. If such date shall in the state of California be a holiday or a day on which banks are authorized to close, then the Expiration Date shall mean 11:59 p.m. (Pacific Standard Time) the next following date which in the state of California is not a holiday or a day on which banks are authorized to close.

The company has the right to call in each Warrant represented hereby upon 15 days notice to the Holder, if not exercised by the Holder prior to the expiration of the 15 day period, should the Company's Common Stock trade at or above a $2.50 reported closing bid or trade price for at least 10 consecutive trading days.

This Warrant shall not be exercisable and the Company shall not be obligated to deliver any securities pursuant to this Warrant unless a registration statement under the Securities Act of 1933, as amended and under applicable state securities laws with respect to such securities is effective or there is an available exemption from such federal and state registration requirements.
This Warrant shall not be exercisable by a Holder in any state where such exercise would be unlawful.

This warrant shall not be valid unless countersigned by the Warrant Agent.

Date:

Secretary ____________________________

President _____________________________

Corporate Seal


FORM OF EXERCISE
(Form of exercise to be executed by the Holder at the time of exercise)

TO ATLAS STOCK TRANSFER CORPORATION, THE WARRANT AGENT:

The undersigned, the Holder of the within Warrant, hereby (1) exercise his right to purchase shares of Common Stock, par value $0.001 per share, of Innovative Tracking Solutions Corporation, at any time between July 21, 1997, and July 21, 1998, which the undersigned is entitled to purchase under the terms of the within Warrant; and (2) makes payment in full for the number of shares of Common Stock so purchased by payment of dollars ($).

Please issue the certificate for shares of Common Stock in the name of, and pay any cash for any fractional shares to:

Print Type Name

Social Security Number or Other Identifying Number

Street Address

City

State

Zip Code

and, if said number of shares purchasable hereunder, please issue a new Warrant for the unexercised portion of the within Warrant to:

Print Type Name

Social Security Number or Other Identifying Number

Street Address

City

State

Zip Code

Date:

(Signature Must Conform in all Respects to Name of Holder as Specified on the Face of the Warrant)

ASSIGNMENT

(Form of Assignment to be Executed if Holder Desires to Transfer Certificate)
FOR VALUE RECEIVED,   hereby sells, assigns, and transfers unto     the right
represented by the within Warrant to purchase   shares of Common Stock, par
value $0.001 per share, of Innovative Tracking Solutions Corporation, to which
the within Warrant relates and appoints    attorney to transfer such right on
the books of the Warrant Agent with full power of substitution in the premises.

Dated:

(Signature Guaranteed)

Signature

(Signature Must Conform in All Respects to Name of Holder as Specified on the Face of the Warrant.)



                                  Exhibit 10.1

                              EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is entered into on July 15, 1997, between INNOVATIVE TRACKING SOLUTIONS CORPORATION, INC., a Delaware corporation ("Company"), and DIANNA L. CLEVELAND ("Executive").

                                 R E C I T A L

Company wishes to employ Executive, and Executive agrees to serve, as President and Chief Executive Officer of Company, subject to the terms and conditions set forth below.

                                   AGREEMENT

It is agreed as follows:

1. TERM OF EMPLOYMENT. Company hereby employs Executive, and Executive hereby accepts employment with Company, for a period of five (5) years terminating July 15, 2002 ("Employment Period"); provided that this Agreement shall be automatically renewed for successive five (5) year terms unless either party elects not to renew this Agreement by delivering written notice of its election to the other party no later than one hundred twenty (120) days prior to the end of the current term. Notwithstanding anything in this Paragraph 1 to the contrary, this Agreement may be terminated at any time in accordance with Paragraph 7.

2. DUTIES OF EXECUTIVE. Executive shall serve in the capacity as President and Chief Executive Officer of Company at Company's office in Laguna Hills, California, or at such other place as Company may direct provided that Company shall not direct or cause Executive to perform her services from an office outside of Orange County, California. Executive's principal duties and responsibilities shall consist of primary responsibility for all (i) sales and marketing and activities; (ii) administrative matters; and (iii) Executive management and supervision. Executive shall perform such other services and duties as may from time to time be assigned to Executive by Company's board of directors provided that such other services and duties are not inconsistent with any other term of this Agreement. Except during vacation periods or in accordance with Company's personnel policies covering executive leaves and reasonable periods of illness or other incapacitation, Executive shall devote her services to Company's business and interests in a manner consistent with Executive's title and office and Company's needs for her services. Executive shall perform the duties of Executive's office and those assigned to Executive by the Company's board of directors with fidelity, to the best of Executive's ability, and in the best interest of Company.

3. COMPENSATION OF EXECUTIVE.

a) Base Compensation.   At such time that it becomes economically feasible for
the Company with due regard to the financial conditions and prospects of the business, the Company will pay Executive for services hereunder an annual base salary of Seventy Five Thousand Dollars ($75,000). If after one year from the date of this Agreement, the Company has not been able to begin and maintain said Base Salary, the Company hereby agrees to award to Executive, Five Thousand (5,000) shares of restricted common stock in the Company for each week earned during the first year of this Agreement. Any stock awarded shall not be construed as payment in lieu of Executive's Base Salary.

b) Increases To Base Compensation: Effective one year from the date of this Agreement. Executive shall receive an increase in annual base salary to One Hundred Twenty Five Thousand Dollars ($125,000) for the remaining term of this Agreement. For all subsequent years, Executive shall be entitled to receive an annual increase in base salary equal to the cost of living adjustment to base salary based on the percentage of the federal annual increase of the cost of living which, in addition to any merit increases awarded in the sole discretion of the Company, create an annual base salary rate. Said annual increase in base salary shall at no time for the term of this Agreement be less than ten percent (10%) of Executive's previous year's base salary.

c) Bonus Compensation. As additional compensation for Executive's services hereunder, Executive shall be paid a cash bonus up to one hundred percent (100%) of Executive's base salary for each calendar year from January 1, 1999 and ending December 31, 2002, if the Company earns a Net Profit (as defined below) of one million dollars ($1,000,000) within that respective calendar year. As used herein, the term "Net Profit" shall mean the gross revenue generated from all products and services sold by the Company, less all related costs and overhead, such costs to include all costs including, but not limited to, pay-outs to subscribers, insurance, labor (including wages and salaries of officers, directors, Executives, independent contractors), equipment costs, technical fees and training costs. Executive may elect to receive said bonus in common stock based on a valuation of one-half 1/2 of the then current fair market value for the stock or to receive bonus in any combination of cash and stock.

d) Stock Options. As additional compensation for Executive's services hereunder, Executive shall be granted stock options each year to purchase Two Hundred Fifty Thousand (250,000) shares of Common Stock in the Company at $.50 per share. Options granted each year shall hold a five year expiration.

4. EXPENSE REIMBURSEMENTS. Executive shall be reimbursed for reasonable and actual out-of-pocket expenses incurred by Executive in performance of Executive's duties and responsibilities hereunder in accordance with Company's established personnel policy covering executive officer expense reimbursements, as such policy may be amended, revised or otherwise changed from time to time. Executive shall furnish proper vouchers and expense reports and shall be reimbursed only for those expenses which shall be reimbursable. The Company shall reimburse Executive for all reasonable and necessary relocation expenses in the event the Company chooses to relocate the business outside of Orange County, California.

5. STOCK INCENTIVES. The Company intends to adopt a "performance-based compensation" plan, the Compensation Incentive Plan (CIP), that is tax deductible by the Company without limitation under Section 162(m) of the Code. The Company Board of Directors believes that attracting and retaining key employees of high quality is essential to the Company's growth and success. In addition, the Company Board believes that the long term success of the Company is enhanced by a competitive and comprehensive compensation program which may include tailored types of incentives designed to motivate executives and reward key employees for outstanding service, including awards that link compensation to applicable measures of the Company's performance and the creation of stockholder value. In this regard, stock options and other stock-related awards will be an important element of compensation for key employees. Such awards will enable the Company to attract and retain executives and key employees and enable such persons to acquire a proprietary interest in the Company and thereby align their interests with the interests of the Company's stockholders. In addition, the Company Board has concluded that the Company Board (the "Compensation Committee") should be given as much flexibility as possible to provide for annual and long-term incentive awards contingent on performance. Executive shall be included in all programs of this type adopted by Company.

6. VACATION, SICK LEAVE AND OTHER FRINGE BENEFITS.

a) Executive shall be entitled to a four (4) weeks paid vacation per every twelve (12) month period of employment hereunder. Executive must use a minimum of two (2) weeks vacation per every twelve (12) month period. Executive may choose carryover a maximum of two (2) weeks vacation per every twelve (12) month period.

b) Executive shall also be entitled to leaves for illness or other incapacitation as is consistent with Executive's title and the Company's needs for Executive's services, except as otherwise provided for disability in Paragraph 6.2.

c) Executive shall be entitled during Executive's employment hereunder to share or participate in such medical insurance programs or other "fringe" benefit plans or programs as shall be made available to executive officers employed by Company generally, in accordance with Company's established personnel policies, if any, or as established, amended, revised or otherwise changed from time to time, covering executive officer Executive benefits.

7. TERMINATION.

a) Termination by Company for Cause. Company may terminate this Agreement and Executive's employment hereunder for Cause (as defined herein) any time effective upon 15 days written notice to Executive. As used herein, the term "Cause" shall mean:

    i) Habitual neglect in the performance of Executive's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Executive; or

    ii) Gross negligence involving misfeasance or nonfeasance by Executive in the performance of Executive's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Executive.

b) Termination Upon Death or Disability. This Agreement and Executive's employment hereunder shall terminate upon Executive's death or Disability (as defined herein). For this purpose, "Disability" means incapacity, whether by reason of physical or mental illness or disability, which prevents Executive from substantially performing Executive's material duties as set forth in
Section 2 for six (6) months, or for shorter periods aggregating six (6) months in any twelve (12) successive calendar months. Upon termination for death, and unless Company shall have in force a disability insurance policy providing for benefits in an amount at least equal thereto, upon termination for Disability, Company shall continue to pay the base compensation payments pursuant to Paragraph 3.1 to the surviving spouse of Executive (or if there is none to Executive's estate) in the case of death and to Executive or Executive's court appointed conservator in the case of Disability until the date three (3) months thereafter. Termination for death shall become effective upon the occurrence of such event and termination for Disability shall become effective upon written notice by Company to Executive.

c) Other Termination.   In the event the Company terminates Executive's
employment without Cause, or Executive terminates Executive's employment for Good Reason (as such terms are defined below), Executive will receive severance benefits. If termination is prior to a change in control of the Company (as defined below), the benefits will include continuation of salary, bonus and other benefits, and continued vesting of options and restricted stock, for five
(5) years following termination. If termination is within five years after a change in control, the benefits will include a lump sum payment equal to five times Executive annual salary and bonus, immediate vesting of all options and restricted stock, and continuation of other benefits for five years following termination. Additionally, if any payment or distribution to Executive would be subject to any "golden parachute payment" excise tax or similar tax, then Executive will be entitled to receive gross-up payments in an amount such that, after payment of such excise tax or similar tax, and all taxes attributable to such gross-up payments, Executive retains an amount equal to the amount he would have retained if such excise tax or similar tax had not applied.

    i) A "change in control" will be defined as the acquisition of 30% or more of the Company's Common Stock or voting securities by a person or group (subject to specified exceptions), certain changes in the majority of the Company's Board of Directors, certain mergers involving the Company, or the liquidation, dissolution or sale of all or substantially all of the assets of the Company.

    ii) "Good reason" is defined generally as demotion, reduction in compensation, unapproved relocation or a material breach of the Employment Agreement by the Company.

8. EVENTS UPON TERMINATION.  The termination of this Agreement pursuant to
Section 6 shall also result in the termination of all rights and benefits of Executive under this Agreement except for any rights to compensation accrued under Paragraph 3 prior to the date of termination or rights to expense reimbursement under Paragraph 4.

9. EXECUTIVE'S REPRESENTATIONS. Executive represents and warrants that Executive is free to enter into this Agreement and to perform each of the provisions contained herein. Executive represents and warrants that Executive is not restricted or prohibited, contractually or otherwise, from entering into and performing this Agreement, and that Executive's execution and performance of this Agreement is not a violation or breach of any agreement between Executive and any other person or entity.

10. GENERAL PROVISIONS.

a) Severable Provisions. The provisions of this Agreement are severable, and if any one or more provisions may be determined to be judicially unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

b) Assignment. Neither this Agreement nor any of the rights or obligations of Executive or the Company hereunder shall be assignable.

c) Attorneys' Fees. If any legal action arises under this Agreement or by reason of any asserted breach of it, the prevailing party shall be entitled to recover all costs and expenses, including reasonable attorneys' fees, incurred in enforcing or attempting to enforce any of the terms, covenants or conditions, including costs incurred prior to commencement of legal action, and all costs and expenses, including reasonable attorneys' fees, incurred in any appeal from an action brought to enforce any of the terms, covenants or conditions.

d) Notices. Any notice to be given to Company under the terms of this Agreement shall be addressed to Company at the address of Company's principal place of business, and any notice to be given to Executive shall be addressed to Executive at her home address last shown on the records of Company, or at such other address as either party may hereafter designate in writing to the other. Any notice required or permitted under this Agreement shall be in writing and shall be deemed effective: (i) upon receipt in the event of delivery by hand, including delivery made by private delivery or overnight mail service where either the recipient or delivery agent executes a written receipt or confirmation of delivery; or (ii) 48 hours after deposited in the United States mail, registered or certified mail, return receipt requested, postage prepaid.

e) Waiver. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

f) Entire Agreement; Amendments. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Executive by Company and contains all of the covenants and Agreements between the parties with respect to the employment of Executive by Company. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement will be effective only if it is in writing signed by the party to be charged.

g) Titles and Headings. Titles and headings to sections of this Agreement are for the purpose of reference only and shall in no way limit, define or otherwise affect the interpretation or construction of such provisions.

h) Construction And Performance . This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard for conflicts of laws statutes. Any suit or action brought to resolve a dispute arising from the terms of this Agreement shall be brought in a court of competent jurisdiction in the County of Orange, State of California.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


"COMPANY"

INNOVATIVE TRACKING SOLUTIONS CORPORATION, INC., a Delaware corporation


By:

/s/  LEE A. NAMISNIAK
-------------------------------                  DATE:  July 15, 1997
Lee A. Namisniak, Chief Financial Officer/Vice President



/s/  LOU WEISS
-------------------------------                  DATE:  July 15, 1997
Lou Weiss, Director



"EXECUTIVE"


/s/ DIANNA L. CLEVELAND
-------------------------------                  DATE:  July 15, 1997
Dianna L. Cleveland


                                 Exhibit 10.2

                             EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is entered into on July 15, 1997, between INNOVATIVE TRACKING SOLUTIONS CORPORATION, INC., a Delaware corporation ("Company"), and LEE A. NAMISNIAK ("Employee").

                                 R E C I T A L

Company wishes to employ Employee, and Employee agrees to serve, as Vice President and Chief Financial and Operating Officer of Company, subject to the terms and conditions set forth below.

                                    AGREEMENT

It is agreed as follows:

1. TERM OF EMPLOYMENT. Company hereby employs Employee, and Employee hereby accepts employment with Company, for a period of five (5) years terminating July 15, 2002 ("Employment Period"); provided that this Agreement shall be automatically renewed for successive five (5) year terms unless either party elects not to renew this Agreement by delivering written notice of its election to the other party no later than one hundred twenty (120) days prior to the end of the current term. Notwithstanding anything in this Paragraph 1 to the contrary, this Agreement may be terminated at any time in accordance with Paragraph 7.

2. DUTIES OF EMPLOYEE. Employee shall serve in the capacity as Vice President and Chief Financial and Operating Officer of Company at Company's office in Laguna Hills, California, or at such other place as Company may direct provided that Company shall not direct or cause Employee to perform his services from an office outside of Orange County, California. Employee's principal duties and responsibilities shall consist of primary responsibility for all (i) financial and operations activities; (ii) administrative matters; and (iii) Employee management and supervision. Employee shall perform such other services and duties as may from time to time be assigned to Employee by Company's board of directors provided that such other services and duties are not inconsistent with any other term of this Agreement. Except during vacation periods or in accordance with Company's personnel policies covering Employee leaves and reasonable periods of illness or other incapacitation, Employee shall devote his services to Company's business and interests in a manner consistent with Employee's title and office and Company's needs for his services. Employee shall perform the duties of Employee's office and those assigned to Employee by the Company's board of directors with fidelity, to the best of Employee's ability, and in the best interest of Company.

3. COMPENSATION OF EMPLOYEE

a) Base Compensation.   At such time that it becomes economically feasible for
the Company with due regard to the financial conditions and prospects of the business, the Company will pay Employee for services hereunder an annual base salary of Sixty Thousand Dollars ($60,000). If after one year from the date of this Agreement, the Company has not been able to begin and maintain said Base Salary, the Company hereby agrees to award to Employee, Four Thousand (4,000) shares of restricted common stock in the Company for each week earned during the first year of this Agreement. Any stock awards shall not be construed as payment in lieu of Employee's Base Salary.

b) Increases To Base Compensation: Effective one year from the date of this Agreement. Employee shall receive an increase in annual base salary to One Hundred Thousand Dollars ($100,000) for the remaining term of this Agreement. For all subsequent years, Employee shall be entitled to receive an annual increase in base salary equal to the cost of living adjustment to base salary based on the percentage of the federal annual increase of the cost of living which, in addition to any merit increases awarded in the sole discretion of the Company, create an annual base salary rate. Said annual increase in base salary shall at no time for the term of this Agreement be less than ten percent (10%) of Employee's previous year's base salary.

c) Bonus Compensation. As additional compensation for Employee's services hereunder, Employee shall be paid a cash bonus up to one hundred percent (100%) of Employee's base salary for each calendar year from January 1, 1999 and ending December 31, 2002, if the Company earns a Net Profit (as defined below) of one million dollars ($1,000,000) within that respective calendar year. As used herein, the term "Net Profit" shall mean the gross revenue generated from all products and services sold by the Company, less all related costs and overhead, such costs to include all costs including, but not limited to, pay-outs to subscribers, insurance, labor (including wages and salaries of officers, directors, Employees, independent contractors), equipment costs, technical fees and training costs. Employee may elect to receive said bonus in common stock based on a valuation of one-half 1/2 of the then current fair market value for the stock or to receive bonus in any combination of cash and stock.

d) Stock Options. As additional compensation for Employee's services hereunder, Employee shall be granted stock options each year to purchase Two Hundred Thousand (200,000) shares of Common Stock in the Company at $.50 per share. Options granted each year shall hold a five year expiration.

4. EXPENSE REIMBURSEMENTS. Employee shall be reimbursed for reasonable and actual out-of-pocket expenses incurred by Employee in performance of Employee's duties and responsibilities hereunder in accordance with Company's established personnel policy covering Employee officer expense reimbursements, as such policy may be amended, revised or otherwise changed from time to time.
Employee shall furnish proper vouchers and expense reports and shall be reimbursed only for those expenses which shall be reimbursable. The Company shall reimburse Employee for all reasonable and necessary relocation expenses in the event the Company chooses to relocate the business outside of Orange County, California.

5. STOCK INCENTIVES. The Company intends to adopt a "performance-based compensation" plan, the Compensation Incentive Plan (CIP), that is tax deductible by the Company without limitation under Section 162(m) of the Code. The Company Board of Directors believes that attracting and retaining key employees of high quality is essential to the Company's growth and success. In addition, the Company Board believes that the long term success of the Company is enhanced by a competitive and comprehensive compensation program which may include tailored types of incentives designed to motivate Employees and reward key employees for outstanding service, including awards that link compensation to applicable measures of the Company's performance and the creation of stockholder value. In this regard, stock options and other stock-related awards will be an important element of compensation for key employees. Such awards will enable the Company to attract and retain Employees and key employees and enable such persons to acquire a proprietary interest in the Company and thereby align their interests with the interests of the Company's stockholders. In addition, the Company Board has concluded that the Company Board (the "Compensation Committee") should be given as much flexibility as possible to provide for annual and long-term incentive awards contingent on performance. Employee shall be included in all programs of this type adopted by Company.

6. VACATION, SICK LEAVE AND OTHER FRINGE BENEFITS.

a) Employee shall be entitled to a four (4) weeks paid vacation per every twelve (12) month period of employment hereunder. Employee must use a minimum of two (2) weeks vacation per every twelve (12) month period. Employee may choose carryover a maximum of two (2) weeks vacation per every twelve (12) month period.

b) Employee shall also be entitled to leaves for illness or other incapacitation as is consistent with Employee's title and the Company's needs for Employee's services, except as otherwise provided for disability in Paragraph 6.2.

c) Employee shall be entitled during Employee's employment hereunder to share or participate in such medical insurance programs or other "fringe" benefit plans or programs as shall be made available to Employee officers employed by Company generally, in accordance with Company's established personnel policies, if any, or as established, amended, revised or otherwise changed from time to time, covering Employee officer Employee benefits.

7. TERMINATION.

a) Termination by Company for Cause. Company may terminate this Agreement and Employee's employment hereunder for Cause (as defined herein) any time effective upon 15 days written notice to Employee. As used herein, the term "Cause" shall mean:

    I. Habitual neglect in the performance of Employee's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Employee; or

    II. Gross negligence involving misfeasance or nonfeasance by Employee in the performance of Employee's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Employee.

b) Termination Upon Death or Disability. This Agreement and Employee's employment hereunder shall terminate upon Employee's death or Disability (as defined herein). For this purpose, "Disability" means incapacity, whether by reason of physical or mental illness or disability, which prevents Employee from substantially performing Employee's material duties as set forth in
Section 2 for six (6) months, or for shorter periods aggregating six (6) months in any twelve (12) successive calendar months. Upon termination for death, and unless Company shall have in force a disability insurance policy providing for benefits in an amount at least equal thereto, upon termination for Disability, Company shall continue to pay the base compensation payments pursuant to Paragraph 3.1 to the surviving spouse of Employee (or if there is none to Employee's estate) in the case of death and to Employee or Employee's court appointed conservator in the case of Disability until the date three (3) months thereafter. Termination for death shall become effective upon the occurrence of such event and termination for Disability shall become effective upon written notice by Company to Employee.

c) Other Termination.   In the event the Company terminates Employee's
employment without Cause, or Employee terminates Employee's employment for Good Reason (as such terms are defined below), Employee will receive severance benefits. If termination is prior to a change in control of the Company (as defined below), the benefits will include continuation of salary, bonus and other benefits, and continued vesting of options and restricted stock, for five
(5) years following termination. If termination is within five years after a change in control, the benefits will include a lump sum payment equal to five times Employee annual salary and bonus, immediate vesting of all options and restricted stock, and continuation of other benefits for five years following termination. Additionally, if any payment or distribution to Employee would be subject to any "golden parachute payment" excise tax or similar tax, then Employee will be entitled to receive gross-up payments in an amount such that, after payment of such excise tax or similar tax, and all taxes attributable to such gross-up payments, Employee retains an amount equal to the amount he would have retained if such excise tax or similar tax had not applied.

    I. A "change in control" will be defined as the acquisition of 30% or more of the Company's Common Stock or voting securities by a person or group (subject to specified exceptions), certain changes in the majority of the Company's Board of Directors, certain mergers involving the Company, or the liquidation, dissolution or sale of all or substantially all of the assets of the Company.

    II. "Good reason" is defined generally as demotion, reduction in compensation, unapproved relocation or a material breach of the Employment Agreement by the Company.

8. EVENTS UPON TERMINATION.  The termination of this Agreement pursuant to
Section 6 shall also result in the termination of all rights and benefits of Employee under this Agreement except for any rights to compensation accrued under Paragraph 3 prior to the date of termination or rights to expense reimbursement under Paragraph 4.

9. EMPLOYEE'S REPRESENTATIONS. Employee represents and warrants that Employee is free to enter into this Agreement and to perform each of the provisions contained herein. Employee represents and warrants that Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing this Agreement, and that Employee's execution and performance of this Agreement is not a violation or breach of any agreement between Employee and any other person or entity.

10. GENERAL PROVISIONS.

a) Severable Provisions. The provisions of this Agreement are severable, and if any one or more provisions may be determined to be judicially unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

b) Assignment. Neither this Agreement nor any of the rights or obligations of Employee or the Company hereunder shall be assignable.

c) Attorneys' Fees. If any legal action arises under this Agreement or by reason of any asserted breach of it, the prevailing party shall be entitled to recover all costs and expenses, including reasonable attorneys' fees, incurred in enforcing or attempting to enforce any of the terms, covenants or conditions, including costs incurred prior to commencement of legal action, and all costs and expenses, including reasonable attorneys' fees, incurred in any appeal from an action brought to enforce any of the terms, covenants or conditions.

d) Notices. Any notice to be given to Company under the terms of this Agreement shall be addressed to Company at the address of Company's principal place of business, and any notice to be given to Employee shall be addressed to Employee at his home address last shown on the records of Company, or at such other address as either party may hereafter designate in writing to the other. Any notice required or permitted under this Agreement shall be in writing and shall be deemed effective: (i) upon receipt in the event of delivery by hand, including delivery made by private delivery or overnight mail service where either the recipient or delivery agent executes a written receipt or confirmation of delivery; or (ii) 48 hours after deposited in the United States mail, registered or certified mail, return receipt requested, postage prepaid.

e) Waiver. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

f) Entire Agreement; Amendments. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Employee by Company and contains all of the covenants and Agreements between the parties with respect to the employment of Employee by Company. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement will be effective only if it is in writing signed by the party to be charged.

g) Titles and Headings. Titles and headings to sections of this Agreement are for the purpose of reference only and shall in no way limit, define or otherwise affect the interpretation or construction of such provisions.

h) Construction And Performance . This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

    i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard for conflicts of laws statutes. Any suit or action brought to resolve a dispute arising from the terms of this Agreement shall be brought in a court of competent jurisdiction in the County of Orange, State of California.


IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


"COMPANY"

INNOVATIVE TRACKING SOLUTIONS CORPORATION, INC., a Delaware corporation


By:

/s/  DIANNA L. CLEVELAND
-------------------------------                  DATE:  July 15, 1997
Dianna L. Cleveland, President/Chief Employee Officer



/s/ LOU WEISS
-------------------------------                  DATE:  July 15, 1997
Lou Weiss, Director



"EMPLOYEE"


/s/ LEE A. NAMISNIAK
-------------------------------                  DATE:  July 15, 1997
Lee A. Namisniak



                                    Exhibit 10.3

                                 LICENSE AGREEMENT

THIS AGREEMENT, effective on August 9, 1997, is entered into by Dianna L. Cleveland and Lee A. Namisniak, having their principal place of residence at 22592 Ledana, Mission Viejo CA, (hereinafter called "LICENSORS"), and INNOVATIVE TRACKING SOLUTIONS CORPORATION, D.B.A., InTracks Corporation, a Delaware corporation, having its principal place of business at 23232 Peralta Drive, Suite 209, Laguna Hills, CA (hereinafter called LICENSEE).

1.0  Definitions

1.1  EFFECTIVE DATE shall be August 9, 1997.

1.2  LICENSED TERRITORY means:
   (a)  the United States of America, its territories and possessions, and
   (b)  International Markets

1.3 LICENSED PRODUCTS means products embodying or made in accordance with one or more claims of the LICENSED PATENTS.

1.4 LICENSED PATENTS AND TRADEMARKS means only the patents enumerated in Schedule A and reissues and any extensions, continuations or continuations-in-part; any corresponding FOREIGN PATENTS thereof; and trademarks enumerated in Schedule B (Schedules A & B are attached hereto and incorporated by reference herein.)

1.5 FOREIGN PATENTS means patents in foreign countries within the LICENSED TERRITORY which correspond to the LICENSED PATENTS herein.

1.6 IMPROVEMENT means any modification to a LICENSED PATENT which, if unlicensed, would infringe one or more claims of LICENSED PATENTS AND TRADEMARKS. IMPROVEMENT also means a further modification which would, if unlicensed, infringe a prior hypothetically patented IMPROVEMENT.

1.7 ROYALTY PERCENTAGE means the royalty percentage as outlined in Schedule A and Schedule B.

1.8  GRANTED RIGHTS means rights:
   (a including only the right to make, design, modify, improve, use, offer for sale, sell, and import; and excluding, because this is a personal contract, the right to sub-license, assign, or have made by anyone other than LICENSEE without LICENSOR'S prior written permission; and
   (b) excluding any right under any other patent not explicitly enumerated under the term LICENSED PATENTS AND TRADEMARKS. 1.9 LICENSE TERM means the sooner of:
   (a) the life of the LICENSED PATENTS, or in the case of the LICENSED TRADEMARKS, the life of the LICENSED PRODUCTS manufactured or marketed by LICENSEE; or the date of termination of this agreement under the provisions of this agreement

2.0  Exclusive License Grants

2.1 LICENSORS hereby grants to the LICENSEE an exclusive license to exercise the GRANTED RIGHTS for the LICENSED PRODUCTS to the extent of the LICENSED TERRITORY for the LICENSE TERM.

3.0 Improvements by Licensee

3.1 LICENSEE hereby assigns to LICENSORS any further improvement to the LICENSED PATENTS made, invented, or acquired by LICENSEE during the term of this
Agreement. LICENSEE agrees to disclose promptly to LICENSORS any such improvements, and to cooperate with LICENSORS in LICENSOR'S obtaining legal patent for any such improvement which in the opinion of LICENSORS shall be patentable. LICENSEE shall have the right to use such improvements without an increase in ROYALTY PERCENTAGE during the term of this Agreement. In the event of termination of this Agreement, LICENSEE'S rights in such improvement shall terminate.

3.2 LICENSEE agrees that it will obtain from its officers, employees, agents, contractors, dealers and representatives agreements thereby unconditionally and perpetually assigning to LICENSORS all rights to IMPROVEMENTS to the LICENSED PATENTS made by such persons, and agreeing to disclose such IMPROVEMENTS to LICENSORS.

3.3 LICENSEE agrees to bear all costs including attorneys fees and filing fees to acquire in LICENSORS' name all potential patent and trademarks rights for the
LICENSED TERRITORY for IMPROVEMENTS derived from the LICENSED PRODUCTS,
LICENSED
PATENTS and LICENSED TRADEMARKS.

4.0  Patent Marking

4.1 LICENSEE agrees to place in a conspicuous location on each LICENSED PRODUCT sold by it a patent notice, as required by the applicable statutes relating to the marking of patented articles.

5.0  LUMP SUM Advance of Future Royalty

5.1 In consideration for the rights granted by LICENSORS under this Agreement, LICENSEE hereby agrees to pay to LICENSORS the LUMP SUM of Seventy Five Thousand
Dollars ($75,000) in United States currency at such time that it becomes economically feasible for LICENSEE with due regard to the financial conditions and prospects of the business of the LICENSEE. LUMP SUM payment shall be considered to be an advance of future royalties as outlined in section 6.0.

5.2 If LUMP SUM payment has not been paid to LICENSORS within eighteen (18) months of the date of this Agreement, LICENSEE hereby agrees to award to LICENSORS, Two Hundred Fifty Thousand (250,000) shares of the LICENSEE'S restricted common stock (hereinafter referred to as Stock Royalty Payment). Stock Royalty Payment shall not be construed as payment in lieu of LUMP SUM currency payment. If LUMP SUM payment is not made within the time frame specified herein and as a result LICENSEE pays Stock Royalty Payment to LICENSOR, LICENSEE hereby agrees to still pay LUMP SUM currency payment as soon as it becomes economically feasible for LICENSEE.

6.0  Royalty Payments

6.1 LICENSEE agrees to pay to LICENSORS by the PAYMENT DUE DATE each quarter, royalties equaling the ROYALTY BASE multiplied by the ROYALTY PERCENTAGE.

6.2 The PAYMENT DUE DATE shall be thirty (30) days after the last day of each quarter.

6.3 The ROYALTY BASE is the dollar revenue derived from LICENSED PRODUCTS MANUFACTURED AND SOLD in a quarter.

6.4 LICENSED PRODUCTS shall be deemed to be MANUFACTURED AND SOLD for the purposes of computing royalties when billed out, or when shipped, or when paid for; whichever shall occur first.

6.5 The TOTAL ROYALTY Percentage shall equal those percentages shown in Schedule A (or as shown in a revised schedule reached by agreement or arbitration) for all LICENSED PATENTS and those percentages shown in Schedule B for all LICENSED TRADEMARKS. The obligation to pay royalties shall terminate as to each of the LICENSED PATENTS upon its expiration date and as to the end of the LICENSED TRADEMARKS upon the cessation of the manufacture or marketing of the LICENSED PRODUCTS AND TRADEMARKS. All sales or orders taken, achieved or accrued prior to each respective expiration date shall still be subject to payment under this Agreement even if the terms of Paragraph 6.4 above are not satisfied until after a respective expiration date occurs.

6.6 All foreign taxes, assessments or other charges made in respect to this Agreement or to royalties payable hereunder shall be borne and paid by LICENSEE.
Royalties shall be paid to LICENSORS free and clear of all foreign taxes.

7.0  Interest Due on Overdue Payments

7.1 LICENSEE hereby agrees to pay INTEREST to LICENSORS upon royalty payments that are OVERDUE at the PENALTY RATE, calculated from the PAYMENT DUE DATE to the date of payment.

7.2 Royalty payment shall be deemed OVERDUE if it is not paid within 30 days of the PAYMENT DUE DATE.

7.3  PENALTY RATE means one and a half percent (1.5%) per month.

8.0  Books & Records

8.1 LICENSEE agrees to keep accurate and complete records and books of account conforming to Generally Accepted Accounting Principles (GAAP), showing sufficient information to enable the calculation of royalties.

8.2 LICENSEE agrees to maintain, at a minimum, separate Sales Accountings showing the date, quantity of units, and description of each LICENSED PRODUCT;
   (a)  billed out,
   (b)  shipped, or
   (c)  paid for.

8.3 LICENSEE agrees to make quarterly audited reports available to LICENSORS showing the calculation of royalties accrued for that quarter, and including a summary of the quantity of LICENSED PRODUCTS manufactured and sold that quarter.
Payment will accompany the report.

8.4 All quarterly reports shall be subject to independent verification, at the option and expense of LICENSORS by an independent certified public accountant selected by LICENSORS, to whom all books and records relating to LICENSED PRODUCTS and reasonably necessary to verify said reports shall be accessible at reasonable times and for reasonable periods to verify the reports and payments required by this Agreement.

   (a) LICENSORS agree that no more than one audit shall be made during each calendar year.
   (b) The accountant shall not disclose to LICENSORS the names of LICENSEE'S customers.

9.0  Royalty and Audit Information to be Maintained Confidential

9.1 LICENSORS agree to hold strictly confidential the information concerning royalty payments and reports and the information learned in the course of any audit hereunder, except:

   (a) when it is necessary for LICENSORS to reveal such information in order to enforce its rights under this Agreement, or
   (b) when required by law for tax purposes or otherwise, to reveal such information.

10.0  Representations and Warranties, Limitations

10.1  Nothing in this agreement shall be construed as:
   (a) A warranty or representation by LICENSORS as to the validity or scope of any LICENSED PATENT; or
   (b) A warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this agreement is or will be free from infringement of patents of third parties, or
   (c) A requirement that LICENSORS shall file any patent application, secure any patent, or maintain any patent in force.

11.0  Foreign Governmental Approval of Agreement

11.1 This Agreement shall not become effective in foreign countries until LICENSEE furnishes LICENSORS with (1) written evidence that the Foreign Government approves this Agreement and the payment of royalties in United States currency as provided herein, and (2) a written opinion satisfactory to LICENSORS from an independent attorney and counselor at law licensed to practice in the Foreign Country to the effect that no provision of this Agreement contravenes any law of the Foreign Country.

12.0  Non-Competition/Exclusivity

12.1 LICENSEE and LICENSORS agree that this Agreement is intended to create a mutually exclusive relationship between the parties. Thus, LICENSEE agrees that it will not manufacture, market, sell or distribute products similar to those of
LICENSOR'S or derived from LICENSEE'S exposure to the LICENSED PRODUCTS, but not created by LICENSORS. LICENSEE further agrees that it will not enter into any agreement, discussions, correspondence or other communications with any other person or entity who is attempting to compete with or circumvent the patents, trademarks, copyrights and other intellectual property rights of LICENSORS for the term of this Agreement. LICENSORS agree not to create, design, market, sell, manufacture or distribute products of the type addressed under this Agreement to any person or entity except LICENSEE for the term of this Agreement.

13.0  Termination

13.1 This Agreement shall remain in force for the duration of the LICENSE TERM regardless of any "change in control" of the LICENSEE'S business so long as the LICENSEE continues to manufacture or market the LICENSED PRODUCTS.

13.2 LICENSOR hereby reserves the right to terminate this Agreement upon ninety
(90) days notice if the ROYALTY BASE multiplied by the ROYALTY RATE for any given calendar year, beginning in the year 2000 and continuing for the duration of the LICENSE TERM fails to exceed one million dollars ($1,000,000), or if LICENSEE fails to devote sufficient and reasonable efforts and resources to the manufacture and marketing of LICENSED PRODUCTS covered by this Agreement including, but not limited to, expending fifteen percent (15%) of gross sales of the LICENSED PRODUCTS for costs of sales of the LICENSED PRODUCTS in each and every calendar year.

13.3 This Agreement shall be terminated automatically in any one or more of the following circumstances:
   (a) in the event that LICENSEE is ordered or adjudged bankrupt or is placed in the hands or a receiver or otherwise enters into any scheme or composition with its creditors or makes an unauthorized assignment for the benefit of creditors; or
   (b) in the event that the assets of LICENSEE are seized or attached, in conjunction with any action against it by any third party; or
   (c) in the event that LICENSEE is dissolved, or that a sale of all or substantially all of the assets of LICENSEE is made, or
   (d) in the event that this Agreement is attempted to be assigned or sublicensed by LICENSEE without the prior written consent of LICENSOR.
   (e) in the event false or inaccurate accountings of manufacturing and sales as required of LICENSEE under this Agreement are submitted to LICENSORS;
   (f) in the event LICENSEE fails to make a required payment under this Agreement when due;
  (g) in the event either party violates the non-competition requirements of this Agreement; or
  (h) The violation of any other provision or requirement of this Agreement that is not corrected within five (5) days after notice of the violation is given.

13.4 In the event of termination, any rights and claims of the parties which may have accrued prior to termination hereof shall survive such termination.

14.0  Release

14.1 LICENSORS hereby release LICENSEE and its customers from all claims arising out of infringement of any LICENSED PATENT by the LICENSEE'S manufacture, use, or sale of LICENSED PRODUCTS prior to the EFFECTIVE DATE of this agreement, such release being conditioned upon the payment of the LUMP SUM under this Agreement.

15.0  Enforcement of Licensed Rights;

15.1 LITIGATION RIGHTS AND OBLIGATIONS: At LICENSEE'S own expense, LICENSEE shall take all actions necessary to preserve and protect all rights conferred on
LICENSEE under this Agreement, including exclusive use of the patents and other intellectual property rights of LICENSORS, including instituting and maintaining a lawsuit against any infringer as prudent. LICENSORS agree to cooperate with and assist LICENSEE in the prosecution of such claims. Any sums recovered in the prosecution of such claims shall go first to reimburse LICENSEE and LICENSORS for all direct out-of-pocket expenses of every kind and character, including reasonable attorney's fees, expert witness fees, travel costs, court costs and the like incurred in the prosecution of any suit and for the reasonable loss of profit for LICENSEE and LICENSORS. If after such reimbursement any funds shall remain from said recovery, such fund shall be split equally.

16.0  Choice of Law and Forum

16.1 This Agreement shall be governed in all respects by the laws of the State of California without regard to any conflicts of laws statutes and all actions to resolve disputes arising from the terms of this Agreement whether by suit or arbitration shall be brought in the County of Orange, State of California unless otherwise agreed to in writing by both parties.

17.0  Arbitration

17.1 Any controversy or claim arising under this Agreement which involves a question of infringement or any of the LICENSED PATENTS shall be settled by arbitration in accordance with the Patent Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof.

18.0  Integration

18.1 This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter contained herein and merges all prior discussions between them and neither party shall be bound by any definition, condition, warranty, or representation other than as expressly stated in this Agreement or as subsequently set forth in writing signed by the party to be bound thereby.

19.0  Modification

19.1 This Agreement may be amended, modified, or revoked in whole or in part, but only by a written instrument which refers to this Agreement and expressly states that it constitutes an amendment, modification, or revocation hereof, as the case may be, and only if such written instrument has been duly signed by a duly authorized person of all parties.

20.0  Binding

20.1 This Agreement shall be binding upon the inure to the benefit of the parties and their successors and assigns.

21.0  Attorneys' Fees in Event of Dispute

21.1 If any arbitration, legal action, or other proceeding is brought for the enforcement of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

22.0  Construction and Performance

22.1 This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

23.0  Waiver

23.1 No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

24.0  Counterparts

24.1 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement.

25.0  Captions

25.1 The various captions are inserted for convenience of reference only and do not affect the meaning or interpretation of this Agreement or any section thereof.

26.0  Invalidity of Provisions

26.1 If any provision of this Agreement as applied to either party or to any circumstance, shall be adjudicated by a court to be void and unenforceable, the same shall in no way affect: any other provision in this Agreement; the application of such provision in any other circumstance; or the validity or enforceability of the Agreement as a whole.

LICENSOR(S)


/S/  DIANNA CLEVELAND
---------------------------------             DATE: August 9, 1997
Dianna Cleveland

/S/  LEE A. NAMISNIAK
---------------------------------             DATE: August 9, 1997
Lee A. Namisniak

LICENSEE
CORPORATION,
Innovative Tracking Solutions Corporation
By:

/S/  DIANNA CLEVELAND
---------------------------------             DATE: August 9, 1997
Dianna Cleveland, President/CEO

/S/  LEE A. NAMISNIAK
---------------------------------             DATE: August 9, 1997
Lee A. Namisniak, Vice President/CFO/COO

/S/  LOU WEISS
---------------------------------             DATE: August 9, 1997
Lou Weiss, Director



                            SCHEDULE A - PATENTS

   LICENSED PRODUCTS                                        ROYALTY PERCENTAGE
   Private Practice Vibration Reminder Disk                         8%

                                   U.S. Serial No.          Filing or Issue
   Type of Patent                  or Patent No.            Date of Patent

   Utility Patent                  08/907,440                   08/08/97
   "Private Alarm System
   For Muscle Flexing Regimen"

   Utility Patent                   4,801,921                    01/31/89
                                    Assignment to LICENSOR   Assignment Pending


                          SCHEDULE B - TRADEMARKS

   LICENSED PRODUCTS                                         ROYALTY PERCENTAGE
   Private Practice(tm) Vibration Reminder Disk                      1%

                                    U.S. Serial No.          Filing or Issue
   Name of Trademark                or Trademark No.         Date of Trademark

   "Private Practice"                                            Pending



                                    Exhibit 10.4

                          Addendum to Licensing Agreement

It is hereby agreed between DIANNA L. CLEVELAND and LEE A. NAMISNIAK as "LICENSORS" AND INNOVATIVE TRACKING SOLUTIONS CORPORATION, d.b.a., InTracks Corporation, a Delaware corporation, as "LICENSEE" that the following patents and trademarks shall be as of September 20, 1998 considered added and incorporated into Schedules A & B of the Licensing Agreement executed August 9, 1997 between the parties and therefore subject to all the terms of that Licensing Agreement.

                         SUPPLEMENT TO SCHEDULE A - PATENTS

   LICENSED PRODUCTS                                         ROYALTY PERCENTAGE
   Private Practice Vibration Reminder Disk                     8%

                               U.S. Serial No.               Filing or Issue
   Type of Patent              or Patent No.                 Date of Patent

   Utility Patent              #4,801,921                    1/31/89

                                Assignment to LICENSOR
                                Granted and Recorded
                                on Reel 8773, Frame 0149     10/30/97

   Utility Patent               No. 08/907,440               08/8/97
                                Notice of Allowance issued:  04/28/98

   Utility Patent               No. 09/153,984               09/16/98


                       SUPPLEMENT TO SCHEDULE B - TRADEMARKS

   LICENSED PRODUCTS                                       ROYALTY PERCENTAGE
   Private Practice Vibration Reminder Disk                1%

                                      U.S. Serial No.      Filing or Issue
   Name of Trademark                  or Trademark No.     Date of Trademark

   "Private Practice"                 Serial No.75347416   08/26/97
   "Pouch-Patch"                      Serial No 75437265.  02/19/98

LICENSOR(S)

/S/  DIANNA CLEVELAND
---------------------------------             DATE: September 20, 1998
Dianna L. Cleveland

/S/  LEE A. NAMISNIAK
---------------------------------             DATE: September 20, 1998
Lee A. Namisniak

LICENSEE CORPORATION,
Innovative Tracking Solutions Corporation
By:

/S/  DIANNA CLEVELAND
---------------------------------             DATE: September 20, 1998
Dianna Cleveland, President/CEO

/S/  LEE A. NAMISNIAK
---------------------------------             DATE: September 20, 1998
Lee A. Namisniak, Vice President/CFO/COO


                                 Exhibit 10.5

                                LICENSE AGREEMENT

THIS AGREEMENT, effective on February 1, 1997, is entered into by Lee A. Namisniak and Dianna Cleveland Namisniak, having their principal place of residence at 22592 Ledana, Mission Viejo CA, (hereinafter called "LICENSORS"), and INNOVATIVE TRACKING SOLUTIONS CORPORATION, D.B.A., InTracks Corporation, a Delaware corporation, having its principal place of business at 23232 Peralta Drive, Suite 209, Laguna Hills, CA (hereinafter called LICENSEE).

1.0  Definitions

1.1  EFFECTIVE DATE shall be February 1, 1997.

1.2  LICENSED TERRITORY means:
   (a)  the United States of America, its territories and possessions, and
   (b)  International Markets

1.3 LICENSED PRODUCTS means products embodying or made in accordance with one or more claims of the LICENSED PATENTS.

1.4 LICENSED PATENTS AND TRADEMARKS means only the patents enumerated in Schedule A and reissues and any extensions, continuations or continuations-in-part; any corresponding FOREIGN PATENTS thereof; and trademarks enumerated in Schedule B (Schedules A & B are attached hereto and incorporated by reference herein.)

1.5 FOREIGN PATENTS means patents in foreign countries within the LICENSED TERRITORY which correspond to the LICENSED PATENTS herein.

1.6 IMPROVEMENT means any modification to a LICENSED PATENT which, if unlicensed, would infringe one or more claims of LICENSED PATENTS AND TRADEMARKS. IMPROVEMENT also means a further modification which would, if unlicensed, infringe a prior hypothetically patented IMPROVEMENT.

1.7 ROYALTY PERCENTAGE means the royalty percentage as outlined in Schedule A and Schedule B.

1.8  GRANTED RIGHTS means rights:
   (a including only the right to make, design, modify, improve, use, offer for sale, sell, and import; and excluding, because this is a personal contract, the right to sub-license, assign, or have made by anyone other than LICENSEE without LICENSOR'S prior written permission; and
   (b) excluding any right under any other patent not explicitly enumerated under the term LICENSED PATENTS AND TRADEMARKS. 1.9 LICENSE TERM means the sooner of:
   (a) the life of the LICENSED PATENTS, or in the case of the LICENSED TRADEMARKS, the life of the LICENSED PRODUCTS manufactured or marketed by LICENSEE; or the date of termination of this agreement under the provisions of this agreement

2.0  Exclusive License Grants

2.1 LICENSORS hereby grants to the LICENSEE an exclusive license to exercise the GRANTED RIGHTS for the LICENSED PRODUCTS to the extent of the LICENSED TERRITORY for the LICENSE TERM.

3.0 Improvements by Licensee

3.1 LICENSEE hereby assigns to LICENSORS any further improvement to the LICENSED PATENTS made, invented, or acquired by LICENSEE during the term of this Agreement. LICENSEE agrees to disclose promptly to LICENSORS any such improvements, and to cooperate with LICENSORS in LICENSOR'S obtaining legal patent for any such improvement which in the opinion of LICENSORS shall be patentable. LICENSEE shall have the right to use such improvements without an increase in ROYALTY PERCENTAGE during the term of this Agreement. In the event of termination of this Agreement, LICENSEE'S rights in such improvement shall terminate.

3.2 LICENSEE agrees that it will obtain from its officers, employees, agents, contractors, dealers and representatives agreements thereby unconditionally and perpetually assigning to LICENSORS all rights to IMPROVEMENTS to the LICENSED PATENTS made by such persons, and agreeing to disclose such IMPROVEMENTS to LICENSORS.

3.3 LICENSEE agrees to bear all costs including attorneys fees and filing fees to acquire in LICENSORS' name all potential patent and trademarks rights for the LICENSED TERRITORY for IMPROVEMENTS derived from the LICENSED PRODUCTS, LICENSED PATENTS and LICENSED TRADEMARKS.

4.0  Patent Marking

4.1 LICENSEE agrees to place in a conspicuous location on each LICENSED PRODUCT sold by it a patent notice, as required by the applicable statutes relating to the marking of patented articles.

5.0  LUMP SUM Advance of Future Royalty

5.1 In consideration for the rights granted by LICENSORS under this Agreement, LICENSEE hereby agrees to pay to LICENSORS the LUMP SUM of Seventy Five Thousand Dollars ($75,000) in United States currency at such time that it becomes economically feasible for LICENSEE with due regard to the financial conditions and prospects of the business of the LICENSEE. LUMP SUM payment shall be considered to be an advance of future royalties as outlined in section

5.2 If LUMP SUM payment has not been paid to LICENSORS within eighteen (18) months of the date of this Agreement, LICENSEE hereby agrees to award to LICENSORS, Two Hundred Fifty Thousand (250,000) shares of the LICENSEE'S restricted common stock (hereinafter referred to as Stock Royalty Payment). Stock Royalty Payment shall not be construed as payment in lieu of LUMP SUM currency payment. If LUMP SUM payment is not made within the time frame specified herein and as a result LICENSEE pays Stock Royalty Payment to LICENSOR, LICENSEE hereby agrees to still pay LUMP SUM currency payment as soon as it becomes economically feasible for LICENSEE.

6.0  Royalty Payments

6.1 LICENSEE agrees to pay to LICENSORS by the PAYMENT DUE DATE each quarter, royalties equaling the ROYALTY BASE multiplied by the ROYALTY PERCENTAGE.

6.2 The PAYMENT DUE DATE shall be thirty (30) days after the last day of each quarter.

6.3 The ROYALTY BASE is the dollar revenue derived from LICENSED PRODUCTS MANUFACTURED AND SOLD in a quarter.

6.4 LICENSED PRODUCTS shall be deemed to be MANUFACTURED AND SOLD for the purposes of computing royalties when billed out, or when shipped, or when paid for; whichever shall occur first.

6.5 The TOTAL ROYALTY Percentage shall equal those percentages shown in Schedule A (or as shown in a revised schedule reached by agreement or arbitration) for all LICENSED PATENTS and those percentages shown in Schedule B for all LICENSED TRADEMARKS. The obligation to pay royalties shall terminate as to each of the LICENSED PATENTS upon its expiration date and as to the end of the LICENSED TRADEMARKS upon the cessation of the manufacture or marketing of the LICENSED PRODUCTS AND TRADEMARKS. All sales or orders taken, achieved or accrued prior to each respective expiration date shall still be subject to payment under this Agreement even if the terms of Paragraph 6.4 above are not satisfied until after a respective expiration date occurs.

6.6 All foreign taxes, assessments or other charges made in respect to this Agreement or to royalties payable hereunder shall be borne and paid by LICENSEE. Royalties shall be paid to LICENSORS free and clear of all foreign taxes.

7.0  Interest Due on Overdue Payments

7.1 LICENSEE hereby agrees to pay INTEREST to LICENSORS upon royalty payments that are OVERDUE at the PENALTY RATE, calculated from the PAYMENT DUE DATE to the date of payment.

7.2 Royalty payment shall be deemed OVERDUE if it is not paid within 30 days of the PAYMENT DUE DATE.

7.3  PENALTY RATE means one and a half percent (1.5%) per month.

8.0  Books & Records

8.1 LICENSEE agrees to keep accurate and complete records and books of account conforming to Generally Accepted Accounting Principles (GAAP), showing sufficient information to enable the calculation of royalties.

8.2 LICENSEE agrees to maintain, at a minimum, separate Sales Accountings showing the date, quantity of units, and description of each LICENSED PRODUCT;
   (a)  billed out,
   (b)  shipped, or
   (c)  paid for.

8.3 LICENSEE agrees to make quarterly audited reports available to LICENSORS showing the calculation of royalties accrued for that quarter, and including a summary of the quantity of LICENSED PRODUCTS manufactured and sold that quarter. Payment will accompany the report.

8.4 All quarterly reports shall be subject to independent verification, at the option and expense of LICENSORS by an independent certified public accountant selected by LICENSORS, to whom all books and records relating to LICENSED PRODUCTS and reasonably necessary to verify said reports shall be accessible at reasonable times and for reasonable periods to verify the reports and payments required by this Agreement.

   (a) LICENSORS agree that no more than one audit shall be made during each calendar year.
   (b) The accountant shall not disclose to LICENSORS the names of LICENSEE'S customers.

9.0  Royalty and Audit Information to be Maintained Confidential

9.1 LICENSORS agree to hold strictly confidential the information concerning royalty payments and reports and the information learned in the course of any audit hereunder, except:

   (a) when it is necessary for LICENSORS to reveal such information in order to enforce its rights under this Agreement, or
   (b) when required by law for tax purposes or otherwise, to reveal such information.

10.0  Representations and Warranties, Limitations

10.1  Nothing in this agreement shall be construed as:
   (a) A warranty or representation by LICENSORS as to the validity or scope of any LICENSED PATENT; or
   (b) A warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this agreement is or will be free from infringement of patents of third parties, or
   (c) A requirement that LICENSORS shall file any patent application, secure any patent, or maintain any patent in force.

11.0  Foreign Governmental Approval of Agreement

11.1 This Agreement shall not become effective in foreign countries until LICENSEE furnishes LICENSORS with (1) written evidence that the Foreign Government approves this Agreement and the payment of royalties in United
States currency as provided herein, and (2) a written opinion satisfactory to LICENSORS from an independent attorney and counselor at law licensed to practice in the Foreign Country to the effect that no provision of this Agreement contravenes any law of the Foreign Country.

12.0  Non-Competition/Exclusivity

12.1 LICENSEE and LICENSORS agree that this Agreement is intended to create a mutually exclusive relationship between the parties. Thus, LICENSEE agrees that it will not manufacture, market, sell or distribute products similar to those of LICENSOR'S or derived from LICENSEE'S exposure to the LICENSED PRODUCTS, but not created by LICENSORS. LICENSEE further agrees that it will not enter into any agreement, discussions, correspondence or other communications with any other person or entity who is attempting to compete with or circumvent the patents, trademarks, copyrights and other intellectual property rights of LICENSORS for the term of this Agreement. LICENSORS agree not to create, design, market, sell, manufacture or distribute products of the type addressed under this Agreement to any person or entity except LICENSEE for the term of this Agreement.

13.0  Termination

13.1 This Agreement shall remain in force for the duration of the LICENSE TERM regardless of any "change in control" of the LICENSEE'S business so long as the LICENSEE continues to manufacture or market the LICENSED PRODUCTS.

13.2 LICENSOR hereby reserves the right to terminate this Agreement upon ninety (90) days notice if the ROYALTY BASE multiplied by the ROYALTY RATE for any given calendar year, beginning in the year 2000 and continuing for the duration of the LICENSE TERM fails to exceed one million dollars ($1,000,000), or if LICENSEE fails to devote sufficient and reasonable efforts and resources to the manufacture and marketing of LICENSED PRODUCTS covered by this Agreement including, but not limited to, expending fifteen percent (15%) of gross sales of the LICENSED PRODUCTS for costs of sales of the LICENSED PRODUCTS in each and every calendar year.

13.3 This Agreement shall be terminated automatically in any one or more of the following circumstances:
   (a) in the event that LICENSEE is ordered or adjudged bankrupt or is placed in the hands or a receiver or otherwise enters into any scheme or composition with its creditors or makes an unauthorized assignment for the benefit of creditors; or
   (b) in the event that the assets of LICENSEE are seized or attached, in conjunction with any action against it by any third party; or
   (c) in the event that LICENSEE is dissolved, or that a sale of all or substantially all of the assets of LICENSEE is made, or
   (d) in the event that this Agreement is attempted to be assigned or sublicensed by LICENSEE without the prior written consent of LICENSOR.
   (e) in the event false or inaccurate accountings of manufacturing and sales as required of LICENSEE under this Agreement are submitted to LICENSORS;
   (f) in the event LICENSEE fails to make a required payment under this Agreement when due;
  (g) in the event either party violates the non-competition requirements of this Agreement; or
  (h) The violation of any other provision or requirement of this Agreement that is not corrected within five (5) days after notice of the violation is given.

13.4 In the event of termination, any rights and claims of the parties which may have accrued prior to termination hereof shall survive such termination.

14.0  Release

14.1 LICENSORS hereby release LICENSEE and its customers from all claims arising out of infringement of any LICENSED PATENT by the LICENSEE'S manufacture, use, or sale of LICENSED PRODUCTS prior to the EFFECTIVE DATE of this agreement, such release being conditioned upon the payment of the LUMP SUM under this Agreement.

15.0  Enforcement of Licensed Rights;

15.1 LITIGATION RIGHTS AND OBLIGATIONS: At LICENSEE'S own expense, LICENSEE shall take all actions necessary to preserve and protect all rights conferred on LICENSEE under this Agreement, including exclusive use of the patents and other intellectual property rights of LICENSORS, including instituting and maintaining a lawsuit against any infringer as prudent. LICENSORS agree to cooperate with and assist LICENSEE in the prosecution of such claims. Any sums recovered in the prosecution of such claims shall go first to reimburse LICENSEE and LICENSORS for all direct out-of-pocket expenses of every kind and character, including reasonable attorney's fees, expert witness fees, travel costs, court costs and the like incurred in the prosecution of any suit and for the reasonable loss of profit for LICENSEE and LICENSORS. If after such reimbursement any funds shall remain from said recovery, such fund shall be split equally.

16.0  Choice of Law and Forum

16.1 This Agreement shall be governed in all respects by the laws of the State of California without regard to any conflicts of laws statutes and all actions to resolve disputes arising from the terms of this Agreement whether by suit or arbitration shall be brought in the County of Orange, State of California unless otherwise agreed to in writing by both parties.

17.0  Arbitration

17.1 Any controversy or claim arising under this Agreement which involves a question of infringement or any of the LICENSED PATENTS shall be settled by arbitration in accordance with the Patent Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof.

18.0  Integration

18.1 This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter contained herein and merges all prior discussions between them and neither party shall be bound by any definition, condition, warranty, or representation other than as expressly stated in this Agreement or as subsequently set forth in writing signed by the party to be bound thereby.

19.0  Modification

19.1 This Agreement may be amended, modified, or revoked in whole or in part, but only by a written instrument which refers to this Agreement and expressly states that it constitutes an amendment, modification, or revocation hereof, as the case may be, and only if such written instrument has been duly signed by a duly authorized person of all parties.

20.0  Binding

20.1 This Agreement shall be binding upon the inure to the benefit of the parties and their successors and assigns.

21.0  Attorneys' Fees in Event of Dispute

21.1 If any arbitration, legal action, or other proceeding is brought for the enforcement of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

22.0  Construction and Performance

22.1 This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

23.0  Waiver

23.1 No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

24.0  Counterparts

24.1 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement.

25.0  Captions

25.1 The various captions are inserted for convenience of reference only and do not affect the meaning or interpretation of this Agreement or any section thereof.

26.0  Invalidity of Provisions

26.1 If any provision of this Agreement as applied to either party or to any circumstance, shall be adjudicated by a court to be void and unenforceable, the same shall in no way affect: any other provision in this Agreement; the application of such provision in any other circumstance; or the validity or enforceability of the Agreement as a whole.

LICENSOR(S)

/S/  LEE A. NAMISNIAK
---------------------------------             DATE: February 1, 1997
Lee A. Namisniak

/S/  DIANNA CLEVELAND NAMISNIAK
---------------------------------             DATE: February 1, 1997
Dianna Cleveland Namisniak

LICENSEE
CORPORATION,
Innovative Tracking Solutions Corporation

By:
/S/  DIANNA CLEVELAND
---------------------------------             DATE: February 1, 1997
Dianna Cleveland, President/CEO

/S/  LEE A. NAMISNIAK
---------------------------------             DATE: February 1, 1997
Lee A. Namisniak, Vice President/CFO/COO

/S/  LOU WEISS
---------------------------------             DATE: February 1, 1997
Lou Weiss, Director



                                 SCHEDULE A - PATENTS
   LICENSED PRODUCTS                                  ROYALTY PERCENTAGE
   Leftover Lifeguard Food Storage Tracking System            8%

                                   U.S. Serial No.      Filing or Issue
Type of Patent                     or Patent No.        Date of Patent

   Utility Patent                  5,335,509               08/09/94

   Utility Patent                  5,487,276               01/30/96


                                SCHEDULE B - TRADEMARKS

   LICENSED PRODUCTS                                  ROYALTY PERCENTAGE
   Leftover Lifeguard Food Storage Tracking System            1%

                                     U.S. Serial No.       Filing or Issue
Name of Trademark                    or Trademark No.      Date of Trademark

   "Leftover Lifeguard"              Reg. No.1,947,954         01/16/96



                                    Exhibit 10.6

                           Addendum to Licensing Agreement

It is hereby agreed between LEE A. NAMISNIAK and DIANNA L. NAMISNIAK as "LICENSORS" AND INNOVATIVE TRACKING SOLUTIONS CORPORATION, d.b.a., InTracks Corporation, a Delaware corporation, as "LICENSEE" that the following patents and trademarks shall be as of February 25, 1998 considered added and incorporated into Schedules A & B of the Licensing Agreement executed February 1, 1997 between the parties and therefore subject to all the terms of that Licensing Agreement.


                         SUPPLEMENT TO SCHEDULE A - PATENTS

   LICENSED PRODUCTS                                         ROYALTY PERCENTAGE
   Leftover Lifeguard Food Storage Tracking System                 8%

                                        U.S. Serial No.      Filing or Issue
   Type of Patent                       or Patent No.        Date of Patent

   Utility Patent                       5,711,160                 01/27/98


                     SUPPLEMENT TO SCHEDULE B - TRADEMARKS

   LICENSED PRODUCTS                                         ROYALTY PERCENTAGE
Leftover Lifeguard Food Storage Tracking System                      1%

                                        U.S. Serial No.       Filing or Issue
   Name of Trademark                    or Trademark No.      Date of Trademark

   "Smart Kitchen"                      Serial No.75291283         05/13/97

   "Pocket Kitchen"                     Serial No.75294206         05/19/97

   "Sharp Kitchen"                      Serial No.75294205         05/19/97

LICENSOR(S)

/S/  LEE A. NAMISNIAK
---------------------------------             DATE:  February 25, 1998
Lee A. Namisniak

/S/  DIANNA CLEVELAND NAMISNIAK
---------------------------------             DATE:  February 25, 1998
Dianna Cleveland Namisniak
LICENSEE
CORPORATION,
Innovative Tracking Solutions Corporation
By:

/S/  DIANNA CLEVELAND
---------------------------------             DATE:  February 25, 1998
Dianna Cleveland, President/CEO


/S/  LEE A. NAMISNIAK
---------------------------------             DATE:  February 25, 1998
Lee A. Namisniak, Vice President/CFO/COO